EXHIBIT No. 10.1

PURCHASE AND SALE AGREEMENT

by and between

ENTERGY-KOCH, LP,
(“Seller”)

and

TGT Pipeline, LLC,
(“Buyer”)

dated as of

November 20, 2004

TABLE OF CONTENTS

ARTICLE X
TERMINATION

ARTICLE XI
MISCELLANEOUS

Disclosure Schedule

Schedule 1.1(a)	-	Buyer Knowledge
Schedule 1.1(b)	-	Seller Knowledge
Schedule 1.1(c)	-	Permitted Liens
Schedule 1.1(d)	-	Drop-Down Contracts
Schedule 1.1(e)	-	Shared Contracts
Schedule 1.1(f)	-	Illustrative Calculation of Net Working Capital
Schedule 3.3	-	Seller Approvals
Schedule 4.4	-	Financial Statements
Schedule 4.5	-	Absence of Certain Changes
Schedule 4.6(a)	-	Material Contracts
Schedule 4.6(d)	-	Enforceability of Material Contracts; No Defaults
Schedule 4.7	-	Material Registered Intellectual Property
Schedule 4.8	-	Litigation
Schedule 4.9(a)	-	Employee Benefit Plans
Schedule 4.10	-	Taxes
Schedule 4.11	-	Environmental Matters
Schedule 4.12	-	Legal Compliance
Schedule 4.14	-	Insurance
Schedule 5.3	-	Buyer Approvals
Schedule 6.1	-	Conduct of Business
Schedule 6.5(c)	-	Houston Office Lease
Schedule 6.6(b)	-	Affiliate Employees
Schedule 6.7	-	Excluded Assets
Schedule 6.8	-	Company Guarantees

Exhibits

Exhibit 2.3(b)(i)	-	Form of Assignment and Assumption Agreement
Exhibit 2.3(b)(ii)	-	Form of Parent Tax Indemnity Agreement
Exhibit 2.3(b)(v)	-	Form of Parent Guaranty
Exhibit 2.3(c)(iii)	-	Form of Release Agreement

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of November 20, 2004 (this "***Agreement***"), is entered into by and between Entergy-Koch, LP, a limited partnership organized under the Laws of Delaware ("***Seller***") and TGT Pipeline, LLC, a limited liability company organized under the Laws of Delaware ("***Buyer***").

RECITALS

WHEREAS, Seller owns and desires to sell to Buyer, and Buyer desires to purchase from Seller, on the terms and subject to the conditions set forth herein, (i) 100% of the member interests in GS Pipeline Company, LLC, a limited liability company organized under the Laws of Delaware ("***GS Pipeline***"), which is the owner of 100% of the general partner interests in Gulf South Pipeline Company, LP, a limited partnership organized under the Laws of Delaware ("***Gulf South***") and (ii) 100% of the limited partner interests in Gulf South (such member interests in GS Pipeline and limited partner interests in Gulf South being collectively the "***Purchased Interests***"); and

WHEREAS, Gulf South owns and operates the Gulf South Pipeline System which consists of natural gas transportation, gathering and storage facilities in Texas, Louisiana, Mississippi, Alabama and Florida;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 ***Definitions***. As used herein, the following terms shall have the following meanings:

"***Accountant***" has the meaning provided such term in Section 2.4(d).

"***Affiliate***" means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, "control" means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings.

"***Affiliate Employees***" has the meaning provided such term in Section 6.6(b).

"***Agreement***" has the meaning provided such term in the preamble to this Agreement.

"***Balance Sheet Date***" means September 30, 2004.

"**_Base Purchase Price_**" has the meaning provided such term in Section 2.2.

"**_Benefit Plan_**" means (i) each "employee benefit plan," as such term is defined in Section 3(3) of ERISA, (ii) each plan that would be an employee benefit plan if it was subject to ERISA, such as plans for directors, (iii) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock or other stock plan (whether qualified or nonqualified) and (iv) each bonus, deferred compensation or incentive compensation plan; _provided, however,_ that such term shall not include (a) routine employment policies and procedures developed and applied in the ordinary course of business, including wage, vacation, holiday, and sick or other leave policies, (b) workers compensation insurance, (c) directors and officers liability insurance and (d) Material Contracts.

"**_Bonds_**" means Seller's 3.65% Senior Notes Due 2006 issued pursuant to Indenture dated August 21, 2003 between Seller and La Salle National Bank Association and Seller's 6.90% Senior Notes Due 2011 issued pursuant to Indenture dated as of July 24, 2001 between Seller and La Salle National Bank Association.

"**_Business Day_**" means any day that is not a Saturday, Sunday or legal holiday in the States of New York or Texas or a federal holiday in the United States.

"**_Buyer_**" has the meaning provided such term in the preamble to this Agreement.

"**_Buyer Approvals_**" has the meaning provided such term in Section 5.3.

"**_Buyer Indemnified Parties_**" has the meaning provided such term in Section 9.2(a).

"**_Claim Notice_**" has the meaning provided such term in Section 9.3(a).

"**_Closing_**" has the meaning provided such term in Section 2.3(a).

"**_Closing Date_**" has the meaning provided such term in Section 2.3(a).

"**_Closing Statement_**" has the meaning provided such term in Section 2.4(a).

"**_Code_**" means the Internal Revenue Code of 1986, as amended.

"**_Commonly Controlled Entity_**" has the meaning provided such term in Section 4.9(b).

"**_Companies_**" means GS Pipeline and Gulf South.

"**_Company Guarantees_**" means all guaranties, letters of credit, bonds, sureties and other credit support or assurances provided by Seller, either of the Parent Companies or their respective Affiliates (other than the Companies) in support of any obligations of either of the Companies, including those obligations listed on Schedule 6.8; provided that those obligations listed on Schedule 6.8 shall not be Company Guarantees for purposes of Section 6.8.

"**_Company Plan_**" means each Benefit Plan that is sponsored, maintained or contributed to by Seller, a Company or any of their respective Affiliates and which Benefit Plan provides benefits solely with respect to current or former directors, officers or employees of either of the Companies.

"*Confidentiality Agreement*" means that certain confidentiality agreement between Loews Corporation and Seller dated September 13, 2004.

"*Continuing Employee*" means (i) each individual who is employed by either of the Companies as of the Closing (including each such individual who is on vacation, sick, military, disability or other leave of absence) and (ii) each Affiliate Employee who accepts an offer of employment from Buyer or an Affiliate of Buyer as provided in Section 6.6(b).

"*Contract*" means any legally binding agreement, commitment, lease, license or contract, but excluding Benefit Plans.

"*Disclosure Schedule*" means the schedules attached hereto.

"*Dollars*" and "**$**" mean the lawful currency of the United States.

"*Drop-Down Contracts*" means all Contracts (other than Shared Contracts, intercompany loan or credit agreements that shall be terminated prior to or at the Closing, confidentiality agreements, Benefit Plans and employment or secondment agreements) set forth in Schedule 1.1(d), to which neither GS Pipeline nor Gulf South is a party and to which Seller, Entergy, Koch or any Affiliate of any of them (other than the Companies) is a party and which solely benefits Gulf South.

"*Entergy*" means Entergy Corporation, a corporation organized under the Laws of Delaware.

"*Environmental Law*" means any applicable Law relating to the environment, natural resources, or the protection thereof, including any applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., and the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and all analogous state or local statutes, and the regulations promulgated pursuant thereto.

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended.

"*Estimated Purchase Price*" means Seller's good faith estimate of the Purchase Price as set forth in a statement delivered to Buyer at least two Business Days before the Closing.

"*Excluded Assets*" has the meaning provided such term in Section 6.7.

"*FERC*" means the U.S. Federal Energy Regulatory Commission.

"*Financial Statements*" has the meaning provided such term in Section 4.4.

"***GAAP***" means generally accepted accounting principles of the United States, consistently applied.

"***Governmental Authority***" means any federal, state, municipal, local, foreign or similar governmental authority, regulatory or administrative agency, court or arbitral body.

"***GS Pipeline***" has the meaning provided such term in the recitals of this Agreement.

"***Gulf South***" has the meaning provided such term in the recitals of this Agreement.

"***HSR Act***" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"***Indebtedness***" means for any Person (i) indebtedness for borrowed money, including any obligation to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit; (ii) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, in the ordinary course of business; (iii) indebtedness for borrowed money of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (iv) capital lease obligations of such Person or (v) any guarantee with respect to Indebtedness of another Person.

"***Indemnified Party***" has the meaning provided such term in Section 9.3(a).

"***Indemnifying Party***" has the meaning provided such term in Section 9.3(a).

"***Indemnified Tax Claim***" has the meaning provided such term in Section 7.3(b).

"***Intellectual Property***" means intellectual property rights, statutory or common law, worldwide, including (i) trademarks, service marks, trade dress, slogans, logos and all goodwill associated therewith, and any applications or registrations for any of the foregoing; (ii) copyrights and any applications or registrations for any of the foregoing; and (iii) patents, all confidential know-how, trade secrets and similar proprietary rights in confidential inventions, discoveries, improvements, processes, techniques, devices, methods, patterns, formulae, specifications, and lists of suppliers, vendors, customers, and distributors.

"***Knowledge***" as to Buyer means the actual knowledge of those persons listed in Schedule 1.1(a) and as to Seller means the actual knowledge of those persons listed in Schedule 1.1(b).

"***Koch***" means Koch Industries, Inc., a corporation organized under the Laws of Kansas.

"***Law***" means any applicable law, rule, regulation, ordinance, order, judgment or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement.

"***Lien(s)***" means any charges, pledges, options, mortgages, deeds of trust, hypothecations, security interests or other encumbrances.

"**_Losses_**" means all claims, liabilities, losses, damages, fines, penalties, judgments, settlements, awards, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts and other professional fees and any and all costs and expenses (including reasonable legal fees and accounting fees) incident to the enforcement of the indemnification provisions of this Agreement); *provided, however,* that Losses shall not include any special, punitive, exemplary, incidental, consequential or indirect damages or any lost profits, lost benefits, loss of enterprise value, diminution in value of any business, damage to reputation or loss to goodwill; *provided*, further, however, that the preceding proviso shall not apply to the extent a Party is required to pay such damages to a third party in connection with a matter for which such Party is entitled to indemnification under Article IX.

"**_Material Adverse Effect_**" means, with respect to any Person, any circumstance, change or effect that (i) is materially adverse to the business, operations (including results of operation), assets, liabilities or financial condition of such Person (and in the case of either Company, of the Companies taken as a whole) or (ii) materially impedes the ability of such Person to complete the transactions contemplated herein or to perform its obligations hereunder, but in the case of clause (i) above, shall exclude any circumstance, change or effect resulting or arising from:

      (a)   any change in general economic conditions in the industries or markets in which either of the Companies operate;

      (b)   seasonal reductions in revenues and/or earnings of the Companies in the ordinary course of their respective businesses;

      (c)   national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

      (d)   changes in Law or GAAP;

      (e)   the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby;

      (f)   matters that will be reflected in the determination of the Net Working Capital as of the Closing Date; and

      (g)   the loss of any employee of Gulf South or any Affiliate Employee.

Any determination as to whether any circumstance, change or effect has a Material Adverse Effect shall be made only after taking into account all effective insurance coverages, third-party indemnifications and Tax Benefits with respect to such circumstance, change or effect.

"**_Material Contracts_**" has the meaning provided such term in Section 4.6(a).

"**_NGA_**" has the meaning provided such term in Section 4.18.

"***Net Working Capital***", which may be positive or negative, means an amount equal to (1) the total current assets of the Companies minus (2) the total current liabilities of the Companies, determined in accordance with GAAP on a basis consistent with past practice (without regard to Buyer's purchase accounting adjustments) minus (3) the sum of (A) $5,400,000 and (B) any other amounts received by Gulf South on or prior to the Closing Date pursuant to Section 7 of the Termination and Release Agreement dated November 16, 2004 between Reiss Remediation Inc. and Gulf South to the extent that Gulf South has not either (x) paid any such amounts for the environmental insurance policy described in such Section 7 and not included any such amounts as a prepaid insurance current asset in the calculation of Net Working Capital as of the Closing or (y) incurred a liability for such policy which is included as a current liability in the calculation of the Net Working Capital as of the Closing; *provided, however,* that the following items shall be excluded from the calculation of Net Working Capital: (i) Excluded Assets; (ii) assets such as prepaid insurance which will be extinguished in connection with the transactions contemplated hereby, if any, to the extent that neither Company is entitled to any refund relating thereto; (iii) intercompany Indebtedness distributed or cancelled pursuant to Section 6.9 hereof; (iv) any reversal of current liability reserves or reversals of current asset reserves, including contra-assets accounts for current assets (including allowances for doubtful accounts) and (v) any changes to current assets and liabilities resulting from a reclassification of any non-current assets and liabilities. For illustrative purposes only, the components of Net Working Capital as of the Balance Sheet Date are shown on Schedule 1.1(f).

"***Non-Transferred Employees***" has the meaning provided such term in Section 6.6(f).

"***Organizational Documents***" means any charter, certificate of incorporation, articles of association, bylaws, operating agreement or similar formation or governing documents and instruments.

"***Parent Companies***" means Koch and Entergy.

"***Parties***" means Seller and Buyer.

"***Permits***" means authorizations, licenses, permits or certificates issued by Governmental Authorities; *provided* that right-of-way agreements and similar approvals are not included in the definition of Permits.

"***Permitted Liens***" means (i) Liens for Taxes, impositions, assessments, fees, rents or other governmental charges levied or assessed or imposed not yet delinquent or being contested in good faith by appropriate proceedings, (ii) statutory Liens (including materialmen's, warehousemen's, mechanic's, repairmen's, landlord's, and other similar Liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (iii) Liens of public record which would not reasonably be expected to result in a Material Adverse Effect on the Companies, (iv) the rights of lessors and lessees under leases executed in the ordinary course of business, (v) the rights of licensors and licensees under licenses executed in the ordinary course of business, (vi) restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, as would not reasonably be expected to result in a Material Adverse Effect on the Companies, (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements executed in the ordinary course of business, (viii) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained for this transaction or as to which the time for asserting such rights has expired at the Closing Date without an exercise of such rights, (ix) restrictions on transfer with respect to which consents or waivers are obtained for this transaction, (x) any Liens created pursuant to operating or similar agreements executed in the ordinary course of business, (xi) Liens entered into in the ordinary course of business which do not secure the payment of Indebtedness for Borrowed Money and which do not materially and adversely affect the ability of the Companies to conduct their business, (xii) Liens referenced in any real property files made available by Seller to Buyer or in the Disclosure Schedules which would not reasonably be expected to result in a Material Adverse Effect on the Companies, (xiii) Liens contained in the Organizational Documents of any Company, (xiv) Liens listed in Schedule 1.1(c) and (xv) Liens created by Buyer, or its successors and assigns.

"*Person*" means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

"*Policies*" has the meaning provided such term in Section 4.14.

"*Pre-Closing Tax*" has the meaning provided such term in Section 7.1(c).

"*Purchase Price*" has the meaning provided such term in Section 2.2.

"*Purchased Interests*" has the meaning provided such term in the recitals of this Agreement.

"*Reasonable Efforts*" means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

"*Representatives*" means, as to any Person, its officers, directors, employees, counsel, accountants, financial advisers and consultants.

"*Seller*" has the meaning provided such term in the preamble to this Agreement.

"*Seller Approvals*" has the meaning provided such term in Section 3.3.

"*Seller Indemnified Parties*" has the meaning provided such term in Section 9.2(b).

"*Seller Marks*" has the meaning provided such term in Section 6.11.

"*Seller Plan*" means each Benefit Plan (other than the Company Plans) that is sponsored, maintained or contributed to by Seller or by any Commonly Controlled Entity.

"*Seller Savings Plan*" means the Entergy-Koch, LP Retirement and Savings Plan.

"*Shared Contract*" means any Contract (other than Drop-Down Contracts, intercompany loan or credit agreements that shall be terminated prior to or at the Closing, confidentiality agreements, Benefit Plans, and employment or secondment agreements) set forth in

Schedule 1.1(e), to which neither GS Pipeline nor Gulf South is a party and to which Seller, Entergy, Koch or any Affiliate of any of them (other than the Companies) is a party and which directly benefits both (i) Seller, Entergy, Koch or any Affiliate of any of them (other than the Companies) and (ii) Gulf South or GS Pipeline.

"*Tax Authority*" means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

"*Tax Benefit*" means, with respect to a Loss, an amount by which the Tax liability of a Person (or group of corporations filing a Tax Return that includes the Person), with respect to a taxable period, is reduced as a result of such Loss or the amount of any Tax refund or Tax credit that is generated (including, by deduction, loss, credit or otherwise) as a result of such Loss, and any related interest received from any relevant Tax Authority.

"*Tax Indemnified Party*" has the meaning provided such term in Section 7.3(b).

"*Tax Indemnifying Party*" has the meaning provided such term in Section 7.3(b).

"*Tax Proceeding*" has the meaning provided such term in Section 7.1(e).

"*Tax Returns*" means any report, return, election, document, estimated tax filing, declaration or other filing provided to any Tax Authority including any amendments thereto.

"*Taxes*" means all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest.

"*Third Party Claim*" has the meaning provided such term in Section 9.3(a).

"*Trading Employees*" has the meaning provided such term in Section 6.6(f).

"*Transferred Plans*" has the meaning provided such term in Section 6.6(a).

"*United States*" means United States of America.

"*Welfare Benefits*" has the meaning provided such term in Section 6.6(g).

Section 1.2 **Rules of Construction**.

(a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified.

The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)   If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term "includes" or "including" shall mean "including without limitation." The words "hereof," "hereto," "hereby," "herein," "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. The phrase "ordinary course of business" shall mean, with respect to the subject Person, the ordinary course of business consistent with past practice.

(c)   The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(d)   The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e)   All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.

(f)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)   It is the understanding of the Parties that the intention of the determination and application of Net Working Capital is solely to provide for its calculation (it being assumed to be zero when the Parties determined the Base Purchase Price) and is not being effected to permit the introduction of different judgments, accounting methods, policies, practices, procedures, classifications or estimation methodologies when making such determination.


ARTICLE II
PURCHASE AND SALE; CLOSING


Section 2.1   Purchase and Sale of Purchased Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.

Section 2.2   Purchase Price. The aggregate consideration payable by Buyer to Seller for the Purchased Interests (the "*Purchase Price*") shall consist of $1,136,000,000 (the "*Base Purchase Price*") plus the Net Working Capital as of the Closing Date.

Section 2.3   The Closing.

(a)   The closing of the transactions contemplated by this Agreement (the "***Closing***") shall take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002, commencing at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the Parties shall take at the Closing itself) or such other date as Buyer and Seller may mutually determine (the "***Closing Date***"). The Closing shall be deemed to have been consummated at 9:00 a.m. Houston time on the Closing Date.

(b)   At the Closing, Seller will deliver the following documents and deliverables to Buyer:

(i)   An Assignment and Assumption Agreement in the form of Exhibit 2.3(b)(i) effecting the transfer to Buyer of ownership of all of the Purchased Interests;

(ii)   A Parent Tax Indemnity Agreement in the form of Exhibit 2.3(b)(ii) from Koch;

(iii)   A certificate certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code;

(iv)   The resignations (or evidence of removal) of each officer or director of the Companies, effective as of the Closing, for which Buyer has requested a resignation at least five Business Days prior to the Closing;

(v)   A Parent Guaranty in the form of Exhibit 2.3(b)(v) executed by each of the Parent Companies; and

(vi)   Such other certificates, instruments of conveyance, and documents as may be reasonably requested by Buyer and agreed to by Seller prior to the Closing Date to carry out the intent and purposes of this Agreement.

(c)   At the Closing, Buyer will deliver the following documents and deliverables to Seller:

(i)   An Assignment and Assumption Agreement in the form of Exhibit 2.3(b)(i) effecting the transfer to Buyer of ownership of all of the Purchased Interests;

(ii)   An amount equal to the Estimated Purchase Price by wire transfer of immediately available funds to an account or accounts specified by Seller;

(iii)   A Release Agreement in the form attached as Exhibit 2.3(c)(iii); and

(iv)   Such other certificates, instruments, and documents as may be reasonably requested by Seller and agreed to by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.

Section 2.4   *Post-Closing Purchase Price Reconciliation.*

(a)   As soon as reasonably practicable following the Closing Date, and in any event within 60 days thereafter, Buyer shall prepare and deliver to Seller a calculation of Net Working Capital as of the Closing, together with reasonably detailed supporting information (the "***Closing Statement***").

(b)   From and after the delivery of the Closing Statement, Buyer shall provide Seller and its Representatives reasonable access to the records and employees of the Companies and shall cause the employees of the Companies to cooperate in all reasonable respects with Seller in connection with its review of such work papers and other documents and information relating to the calculation of Net Working Capital as of the Closing as Seller shall reasonably request and that are available to Buyer, the Companies or the Companies' independent public accountants.

(c)   Within 45 days after Seller's receipt of the Closing Statement, Seller shall notify Buyer as to whether Seller agrees or disagrees with the Closing Statement and, if Seller disagrees, such notice shall set forth in reasonable detail the particulars of such disagreement. If Seller provides a notice of agreement or does not provide a notice of disagreement within such 45 day period, then Seller shall be deemed to have accepted the calculations and the amounts set forth in the Closing Statement delivered by Buyer, which shall then be final, binding and conclusive for all purposes hereunder. If any such notice of disagreement is timely provided, then Buyer and Seller shall each use Reasonable Efforts for a period of 30 days thereafter to resolve any disagreements with respect to the calculations in the Closing Statement.

(d)   If, at the end of the 30-day resolution period, the Parties are unable to resolve any disagreements as to items in the Closing Statement, then KPMG LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Buyer and Seller) shall resolve any remaining disagreements. If KPMG LLP is unwilling or unable to serve in such capacity then PricewaterhouseCoopers U.S. shall be engaged to serve in such capacity. If PricewaterhouseCoopers U.S. is not willing or able to serve in such capacity, then Seller shall within 10 days deliver to Buyer a listing of three other accounting firms of recognized national or regional standing and Buyer shall within 10 days after receipt of such list, select one of such three accounting firms (such firm as is ultimately selected pursuant to the aforementioned procedures being the "***Accountant***"). The Accountant shall be charged with determining as promptly as practicable, but in any event within 30 days after the date on which such dispute is referred to the Accountant any disputed items required to determine the Net Working Capital as of the Closing. The costs and expenses of the Accountant shall be borne 50% by Seller and 50% by Buyer. The determination of the Accountant shall be final, binding and conclusive for all purposes hereunder. Such amounts as finally determined by the Accountant shall be used to determine the Purchase Price.

(e)   Within five Business Days of the date on which the last disputed item required to determine the Net Working Capital as of the Closing is resolved pursuant to this Section 2.4, Buyer shall pay to Seller an amount equal to the excess, if any, of the Purchase Price minus the Estimated Purchase Price, or Seller shall pay to Buyer an amount equal to the excess, if any, of the Estimated Purchase Price minus the Purchase Price, in each case together with interest at a rate equal to 5% per annum on such excess from the Closing Date to the date of payment.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER

Seller hereby represents and warrants to Buyer as follows:

Section 3.1   ***Organization of Seller***. Seller is a limited partnership, duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 3.2   ***Authorization; Enforceability***. Seller has all requisite partnership power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite partnership action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller, and this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

Section 3.3   ***No Conflict***. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby by Seller (assuming all filings, consents, approvals, authorizations and notices set forth in <u>Schedule 3.3</u> (collectively, the "***Seller Approvals***") have been made, given or obtained) do not and shall not:

(a)   violate any Law applicable to Seller or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority or any other Person;

(b)   violate any Organizational Document of Seller; or

(c)   (i) breach or conflict with any Contract to which Seller is a party or by which Seller may be bound, (ii) result in the termination of any such Contract, (iii) result in the creation of any Lien upon any of the Purchased Interests or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien upon any of the Purchased Interests;

except, in the case of clause (a) and (c) above, as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the ability of Seller to enter into and timely perform its obligations under this Agreement and the other agreements contemplated hereby to be executed by Seller.

Section 3.4 *Litigation*. Except as set forth on <u>Schedule 4.8</u>, as of the date of this Agreement, (a) there are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Seller, threatened in writing against Seller, Entergy, Koch or their Affiliates that would reasonably be expected to have a Material Adverse Effect on the assets of the Companies or the ability of Seller to perform its obligations under this Agreement and (b) there are no orders or unsatisfied judgments from any Governmental Authority binding upon Seller, Entergy, Koch or their Affiliates that would reasonably be expected to have a Material Adverse Effect on the assets of the Companies or the ability of Seller to perform its obligations under this Agreement.

Section 3.5 *Brokers' Fees*. Except for Lehman Brothers, Inc., no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Seller or any of its Affiliates.

Section 3.6 *Ownership of Purchased Interests.*

(a)   Seller has good title to, holds of record and owns beneficially the Purchased Interests free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws and Permitted Liens. All of the Purchased Interests are held by Seller, and the Purchased Interests represent, directly or indirectly, 100% of the outstanding equity interests in the Companies. On the Closing Date, upon payment of the Purchase Price in accordance with Section 2.3, the Purchased Interests will be acquired by Buyer free and clear of all Liens (other than restrictions imposed thereon by applicable securities Laws).

(b)   GS Pipeline has good title to, holds of record and owns beneficially all of the general partner interests in Gulf South free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws and, prior to Closing, Permitted Liens.

(c)   There are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity securities, any other commitments or agreements providing for the issuance of additional equity interests or the repurchase or redemption of equity interests, and there are no agreements of any kind which may obligate either of the Companies to issue, purchase, redeem or otherwise acquire any of their respective equity interests. There are no voting agreements, proxies or other similar agreements or understandings with respect to the equity interests of either Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANIES

Seller hereby represents and warrants to Buyer as follows:

Section 4.1 *Organization of the Companies*. Each of the Companies is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite limited liability company or partnership power and authority to own or lease its assets and to conduct its business as it is now being conducted. Each of the Companies is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the Companies. Seller has made available to Buyer true copies of all existing Organizational Documents of the Companies.

Section 4.2   *No Conflict*. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby by Seller (assuming all of the Seller Approvals have been made, given or obtained) do not and shall not:

(a)   violate any Law applicable to the Companies or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority or any other Person;

(b)   violate any Organizational Document of the Companies; or

(c)   (i) breach or conflict with any Contract or Permit of the Companies, (ii) result in the termination of any such Contract or Permit of the Companies, (iii) result in the creation of any Lien under any Contract or on any assets of the Companies or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien or would create in any party the right to accelerate, terminate, modify, or cancel a Contract or Permit of the Companies;

except, in the case of clause (a) and (c) above, as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Companies or on the ability of Seller to enter into and timely perform its obligations under this Agreement and the other agreements contemplated hereby to be executed by Seller.

Section 4.3   *Subsidiaries*. Except for the 1% general partner interest that GS Pipeline owns in Gulf South, neither of the Companies owns any equity interests in any Person.

Section 4.4   *Financial Statements*. Schedule 4.4 sets forth true and complete copies of the following financial statements (collectively, the "*Financial Statements*"): (i) the audited balance sheet of Gulf South (with related statements of income and comprehensive income, changes in partners' capital and cash flows) as of, and for the year ended, December 31, 2003, (ii) the unaudited balance sheet of GS Pipeline (with related statements of income and comprehensive income, changes in member's capital and cash flows) as of, and for the year ended, December 31, 2003, (iii) the unaudited balance sheet of Gulf South (with related statements of income and comprehensive income, changes in partners' capital and cash flows) as of, and for the year-to-date ended on, the Balance Sheet Date and (iv) the unaudited balance sheet of GS Pipeline (with related statements of income and comprehensive income, changes in member's capital and cash flows) as of, and for the year-to-date ended on, the Balance Sheet Date. The Financial Statements have been prepared in accordance with GAAP (except as otherwise stated in the footnotes or the audit opinion related thereto), and present fairly in accordance with GAAP, in all material respects, the financial position and the results of operations of the Companies as of, and for the periods ended on, such dates, except for the absence of footnotes with respect to the Financial Statements described in clauses (ii), (iii) and

(iv) and except for normal year end adjustments with respect to the Financial Statements described in clauses (iii) and (iv).

Section 4.5   *Absence of Certain Changes*. Except as disclosed on Schedule 4.5, from the Balance Sheet Date until the date of this Agreement, (a) there has not been any Material Adverse Effect on the Companies and (b) the business of each of the Companies has been conducted, in all material respects, only in the ordinary course of business. Without limiting the generality of the foregoing, to the Knowledge of Seller and except as set forth on Schedule 4.5, since the Balance Sheet Date until the date of this Agreement, the Companies have not taken any of the actions described in Section 6.1(b).

Section 4.6   *Contracts.*

(a)   Schedule 4.6(a) contains a true and complete listing of the following Contracts (other than Contracts that contain confidentiality provisions prohibiting their disclosure) to which either of the Companies is a party in effect on the date of this Agreement (each Contract that is required to be listed on Schedule 4.6(a), together with any other Contract that Seller would have been required to disclose on Schedule 4.6(a) but for the fact that they contain confidentiality provisions prohibiting such disclosure, being "*Material Contracts*"):

(i)   except for any intercompany indebtedness that will be cancelled prior to Closing, each Contract for Indebtedness for borrowed money involving an obligation in excess of $100,000 and each Contract for other Indebtedness involving an obligation in excess of $1,000,000;

(ii)   each natural gas transportation Contract and storage Contract that individually involves revenues of the Company in excess of $450,000 for the year-to-date period ended on the Balance Sheet Date, all of which listed natural gas transportation and storage Contracts represent in the aggregate in excess of 80% of the total revenues of the Companies for the year-to-date period ending on the Balance Sheet Date;

(iii)   each Contract involving a remaining commitment by a Company to pay capital expenditures with respect to its business in excess of $1,000,000;

(iv)   each Contract for lease of personal property or real property involving aggregate payments in excess of $500,000 in any calendar year;

(v)   each employment Contract involving aggregate payments in excess of $100,000 in any calendar year, and each Contract providing retention, severance or project bonus payments in excess of $50,000 individually or $200,000 in the aggregate, in each case that have not been paid in full as of the date of this Agreement;

(vi)   each Contract providing for any compensation payable as a result of the consummation of the transaction contemplated by this Agreement in excess of $50,000 individually or $200,000 in the aggregate;

(vii)   except for Contracts of the nature described in clause (ii) above, each Contract between Seller or a Seller Affiliate (other than either of the Companies) on the one hand, and either of the Companies, on the other hand, identifying those Contracts that will survive the Closing (with specific reference to those which cannot be cancelled by a Company upon 30 days or less notice without payment penalty) and those that will terminate on or prior to the Closing;

(viii)   each Contract that provides for a limit on the ability of a Company to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing; and

(ix)   except for Contracts of the nature described in clauses (i) through (viii) above, each Contract involving aggregate payments by or to a Company in excess of $1,000,000 in any future calendar year that cannot be terminated by a Company upon 60 days or less notice without payment penalty in excess of $100,000.

(b)   True and complete copies of all Material Contracts (other than any Material Contracts that contain confidentiality provisions prohibiting their disclosure), including all amendments thereto, have been made available to Buyer.

(c)   Schedule 1.1(d) contains a true and complete listing of all material Drop-Down Contracts. Schedule 1.1(e) contains a true and complete listing of all material Shared Contracts. Schedule 6.8 contains a true and complete listing of all material Company Guarantees.

(d)   Except as set forth in bullet point 1 on Schedule 4.6(d), each Material Contract (other than such Material Contracts with respect to which all performance and payment obligations have been fully performed or otherwise discharged by all parties thereto prior to the Closing), Drop-Down Contract, Shared Contract and Company Guarantee (i) is in full force and effect and (ii) represents the legal, valid and binding obligation of the Company, Seller and/or Seller Affiliate that is party thereto and, to the Knowledge of Seller, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. Except as set forth in Schedule 4.6(d), (i) neither of the Companies, Seller or Seller Affiliates and, to the Knowledge of Seller, no other party is in material breach of any Material Contract, Drop-Down Contract, Shared Contract or Company Guarantee, (ii) neither Seller nor either of the Companies has received any written or, to the Knowledge of Seller, oral notice of termination or breach of any Material Contract, Drop-Down Contract, Shared Contract or Company Guarantee.

Section 4.7   *Intellectual Property*. Schedule 4.7 sets forth a true and complete list of all material registered Intellectual Property owned by the Companies in connection with their business. Except as set forth on Schedule 4.7 and to the Knowledge of Seller, (a) the Companies own or have the right to use pursuant to license, sublicense, agreement or otherwise all material items of Intellectual Property required in the operation of the business of the Companies as presently conducted, (b) no third party has asserted in writing that either Company is infringing the Intellectual Property of such third party or has challenged or questioned the validity or effectiveness of the Companies' rights to their owned Intellectual Property and (c) no third party is infringing the Intellectual Property owned by either of the Companies.

Section 4.8 **Litigation**. Except as set forth in <u>Schedule 4.8</u>, as of the date of this Agreement, (a) there are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Seller, threatened in writing by any Person against either of the Companies that involve claims in excess of $1,000,000 or that would otherwise reasonably be expected to have a Material Adverse Effect on the Companies and (b) to the Knowledge of Seller, there is no injunction, order or unsatisfied judgment from any Governmental Authority that requires payments in excess of $1,000,000 or that would otherwise reasonably be expected to have a Material Adverse Effect on the Companies.

Section 4.9 **Employee Benefit Plans**.

(a)   Schedule 4.9(a) contains a complete list, as of the date of this Agreement, of each material Seller Plan that covers one or more employees of either of the Companies or Affiliate Employees. On or before the date of this Agreement, Seller has made available to Buyer a copy of each Seller Plan listed on <u>Schedule 4.9(a)</u>. As of the date of this Agreement, there are no Company Plans. Neither of the Companies contributes to, or has an obligation to contribute to, any plan subject to Title IV of ERISA.

(b)   With respect to any "employee benefit plan," within the meaning of Section 3(3) of ERISA, that is a Seller Plan (i) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred by Seller or by any trade or business, whether or not incorporated, that together with Seller would be a "single employer" within the meaning of Section 4001(b) of ERISA (a "***Commonly Controlled Entity***"), which withdrawal liability has not been satisfied, (ii) no liability to the Pension Benefit Guaranty Corporation has been incurred by Seller or by any Commonly Controlled Entity, which liability has not been satisfied, (iii) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code currently exists and (iv) all contributions (including installments) to such plan required of Seller or any Commonly Controlled Entity by Section 302 of ERISA and Section 412 of the Code have been made.

Section 4.10 **Taxes**. Except as set forth on <u>Schedule 4.10</u> or as would not reasonably be expected to have a Material Adverse Effect on the Companies, (a) all Tax Returns required to be filed by the Companies have been duly and timely filed with the appropriate Tax Authority, (b) all Taxes for which a Company is liable have been timely paid in full, (c) there are no Liens on any of the assets of the Companies that arose in connection with any failure (or alleged failure) to pay any Tax, (d) there is no claim pending by any applicable Tax Authority in connection with any Tax for which a Company is liable, (e) none of such Tax Returns are now under audit or examination by any Tax Authority, (f) there are no agreements or waivers with respect to a Company providing for an extension of time with respect to the filing of any Tax Returns or the assessment or collection of any Tax, (g) no written claim has been made by any Tax Authority in a jurisdiction where a Company does not file a Tax Return that it is or may be subject to taxation in that jurisdiction, (h) neither of the Companies is a party to any Tax allocation or sharing arrangement and (i) since February 1, 2001, each of the Companies has been disregarded as an entity separate from the Seller for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1).

Section 4.11   ***Environmental Matters***. Except as set forth on <u>Schedule 4.11</u> or as would not reasonably be expected to have a Material Adverse Effect on the Companies:

(a)   the operations of the Companies are in compliance with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all material Permits required under all applicable Environmental Laws and neither of the Companies have received any written notice to the contrary;

(b)   neither of the Companies is the subject of any outstanding order or judgment or arbitration award from any Governmental Authority under any Environmental Laws requiring remediation or the payment of a fine or penalty; and

(c)   neither of the Companies is subject to any action pending or, to the Knowledge of the Seller, threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law.

Section 4.12   ***Legal Compliance***.   Except with respect to (a) matters set forth in <u>Schedule 4.12</u>, (b) compliance with Laws concerning employee benefits (as to which certain representations and warranties are made pursuant to Section 4.9), (c) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 4.10) and (d) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.11), since January 1, 2003, the Companies have complied and are in compliance in all material respects with all applicable Laws.

Section 4.13   ***Permits***. Each of the Companies possesses all material Permits necessary for it to own its assets and operate its business as currently conducted. All such material Permits are in full force and effect and there are no lawsuits or other proceedings pending or, to the Knowledge of Seller, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof.

Section 4.14   ***Insurance***. <u>Schedule 4.14</u> contains a summary description of all material policies of property, fire, casualty, product liability, workers' compensation, director & officer, bond and surety arrangements and other insurance held by or for the benefit of either of the Companies as of the date of this Agreement (the "***Policies***"). Each Policy is in full force and effect.

Section 4.15   ***Employees; Labor Relations***.

(a)   No officer of the Companies is currently on short-term or long-term disability. To the Knowledge of Seller, none of the officers of the Companies is obligated under any agreement restricting competition or requiring confidentiality or is subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with the use of such employee's efforts to promote the interests of the Companies or that would materially conflict with the Companies' business as presently conducted.

(b)   As of the date of this Agreement, neither of the Companies (i) is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by a Company, and, to the Knowledge of Seller, there are no organizational campaigns, petitions or other unionization activities focusing on persons employed by a Company which seeks recognition of a collective bargaining unit or (ii) is subject (or has been subject during the past three years) to any strikes, material slowdowns, or material work stoppages pending or, to the Knowledge of Seller, threatened in writing between a Company and any group of its respective employees.

Section 4.16   *Assets*.   Except for the Drop Down Contracts, the Shared Contracts and the Excluded Assets and except as would not reasonably be expected to have a Material Adverse Effect on the Companies, (a) Gulf South owns or has the right to use sufficient pipeline, storage and related facilities to enable it to conduct its business in substantially the manner it is currently being conducted and (b) the Companies' pipeline, storage and related facilities are free and clear of Liens other than Permitted Liens.

Section 4.17   *GS Pipeline*.   GS Pipeline has no assets other than its general partner interest in Gulf South, has no liabilities other than those arising from its role as the general partner of Gulf South, and has not engaged in any activities other than as the general partner of Gulf South.

Section 4.18   *Regulatory Matters*.   Gulf South is a "Natural Gas Company" as that term is defined in Section 2 of the Natural Gas Act ("*NGA*").   Gulf South is not a "public utility company" or "holding company" as such terms are defined in the Public Utility Holding Company Act of 1935.   The Form No.2 filed by Gulf South with FERC for the year ended December 31, 2003 was true and correct in all material respects as of the date thereof, and since December 31, 2003 none of the Companies has become subject to any proceeding under Section 5 of the NGA or any general rate case proceeding commenced under Section 4 of the NGA by reason of a filing made with the FERC after December 31, 2003.

ARTICLE V
REPRESENTATIONS AND WARRANTIES RELATING TO BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 5.1   *Organization of Buyer*.   Buyer is a limited liability company organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2   *Authorization; Enforceability*.   Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder.   The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other limited liability company proceeding on the part of Buyer is necessary to authorize this Agreement.   This Agreement has been duly and validly executed and delivered by Buyer, and this Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

Section 5.3   *No Conflict*. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer (assuming all filings, consents, approvals authorizations and notices set forth in <u>Schedule 5.3</u> (collectively, the "***Buyer Approvals***") have been made, given or obtained) does not and shall not:

        (a)   violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority or any other Person;

        (b)   violate any Organizational Document of Buyer; or

        (c)   (i) breach or conflict with any Contract to which Buyer is a party or by which Buyer may be bound, (ii) result in the termination of any such Contract, (iii) result in the creation of any Lien upon any of the properties or assets of Buyer or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien;

except, in the case of clause (a) and (c) above, as would not reasonably be expected, either individually or in the aggregate, to have a material adverse effect on the ability of Buyer to enter into and timely perform its obligations under this Agreement and the other agreements contemplated hereby to be executed by Buyer.

Section 5.4   *Litigation*. As of the date of this Agreement (a) there are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and (b) there are no orders or unsatisfied judgments from any Governmental Authority binding upon Buyer that would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

Section 5.5   *Brokers' Fees*. Except for Citigroup Global Markets Inc., no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.

Section 5.6   *Financial Ability*. Buyer has cash on hand or a right to demand cash from its Affiliates in an aggregate amount sufficient to fund the consummation of the transactions contemplated by this Agreement and satisfy all other costs and expenses arising in connection therewith.

Section 5.7   *Investment Representation*. Buyer is purchasing the Purchased Interests for its own account with the present intention of holding the Purchased Interests for investment purposes and not with a view to or for sale in connection with any public distribution of the Purchased Interests in violation of any federal or state securities Laws. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Interests. Buyer acknowledges that the Purchased Interests have not been registered under applicable federal and state securities Laws and that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.

ARTICLE VI
COVENANTS

Section 6.1   Conduct of Business.   From the date of this Agreement through the Closing, except as set forth on Schedule 6.1, as contemplated by this Agreement, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) Seller shall cause each of the Companies to, except to the extent required by Section 6.1(b), (x) operate in the ordinary course of business, including by making the capital expenditures for the listed items on Schedule 6.1 at the times contemplated therefor and (y) use Reasonable Efforts to preserve intact its business and its relationship with customers, suppliers and others having business relationships with a Company and (b) Seller shall not permit either of the Companies to:

(i)   amend its Organizational Documents;

(ii)   liquidate, dissolve, recapitalize or otherwise wind up its business;

(iii)   except as required by Law or in the ordinary course of business, (A) grant or increase any bonus, salary, severance, termination or other compensation or benefits or other enhancement to the terms or conditions of employment to any of its employees (other than bonuses granted at or prior to the Closing in connection with the transactions contemplated hereby and paid prior to the Closing or taken into account in the determination of the Net Working Capital), (B) make any change in its key management structure or (C) adopt, enter into or amend in any material respect any Benefit Plan;

(iv)   change its accounting methods, policies or practices, except as required by GAAP;

(v)   make, amend or revoke any election with respect to Taxes;

(vi)   sell, assign, transfer, lease or otherwise dispose of any assets in excess of $250,000 individually or $1,000,000 in the aggregate, except in the ordinary course of business or pursuant to the terms of a Material Contract;

(vii)   create any Liens on any of its material assets except Permitted Liens;

(viii)   other than compliance filings, a reclassification of certificated levels at the Bistineau storage facility or other routine, tariff, comments, interventions or response filing made in the ordinary course of business, make any substantive filings or submit any documents or information to FERC or any other Governmental Authority;

(ix)   cancel, compromise, waive, release or settle any right, claim or lawsuit, other than in the ordinary course of business; *provided* that Seller will consult with Buyer prior to such cancellation, compromise, waiver, release or settlement if the amount involved or required to be paid under (A) any such single cancellation, compromise, waiver, release or settlement exceeds $250,000 or (B) all such cancellations, compromises, waivers, releases or settlements exceeds $1,000,000 in the aggregate;

(x)   make any capital expenditure in excess of $1,000,000, other than capital expenditures for the items listed on Schedule 6.1 or reasonable capital expenditures in connection with any emergency or force majeure events affecting a Company;

(xi)   merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in any Person or make any loan to any Person (other than in a Company or extensions of credit to customers in the ordinary course of business);

(xii)   except as contemplated by this Agreement, enter into any transactions with the Seller or its Affiliates outside the ordinary course of business;

(xiii)   issue or sell any equity interests, notes, bonds or other securities of a Company or incur, assume or guarantee any Indebtedness for borrowed money (except for intercompany loans from or to Seller or its Affiliates in the ordinary course of business which will be settled or cancelled prior to Closing), or any option, warrant or right to acquire same; or

(xiv)   agree, whether in writing or otherwise, to do any of the foregoing.

Section 6.2   *Access*.   From the date hereof through the Closing, Seller shall afford to Buyer and its authorized Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of the business, to the properties, books, contracts, records and appropriate officers and employees of the Companies (and of Seller to the extent related to the business of the Companies), and shall furnish such authorized Representatives with all financial and operating data and other information concerning the affairs of each Company (and of Seller to the extent related to the business of the Companies) as Buyer and such Representatives may reasonably request. Seller shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Additionally, Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to (a) bids received from others in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids; (b) any information the disclosure of which Seller has reasonably concluded after consultation with counsel would jeopardize any privilege available to a Company, Seller or any Seller Affiliate relating to such information or would cause a Company, Seller or any Seller Affiliate to breach a confidentiality obligation; or (c) any information the disclosure of which would result in a violation of Law. Buyer and Seller shall cooperate to ensure that the provision of access hereunder to Buyer and its authorized Representatives shall comply in all respects with the Federal Energy Regulatory Commission's Standards of Conduct for Transmission Providers set forth in 18 C.F.R. Part 37, et al.

Section 6.3   ***Third Party Approvals***. Buyer and Seller shall (and shall each cause their respective Affiliates to) use Reasonable Efforts to obtain all material consents and approvals of third parties that any of Buyer, Seller or their respective Affiliates are required to obtain in order to consummate the transactions contemplated hereby.

Section 6.4   ***Regulatory Filings***. From the date of this Agreement until the Closing:

(a)   each of Buyer and Seller shall, and shall cause their respective Affiliates to (i) make or cause to be made the filings required of such party or any of its Affiliates under any Laws with respect to the transactions contemplated by this Agreement and to pay any fees due of it in connection with such filings, as promptly as is reasonably practicable, and in any event within ten Business Days after the date hereof, (ii) cooperate with the other Party and furnish all information in such Party's possession that is necessary in connection with such other Party's filings, (iii) use Reasonable Efforts to cause the expiration of the notice or waiting periods under the HSR Act and any other Laws with respect to the transactions contemplated by this Agreement as promptly as is reasonably practicable, (iv) promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings, (v) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings with Governmental Authorities relating to such filings, (vi) comply, as promptly as is reasonably practicable, with any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials, (vii) use Reasonable Efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement and (viii) use Reasonable Efforts to contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Law. If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting.

(b)   In connection with any such filings, Buyer shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement, including proffering and consenting to a governmental order providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business, either of the Companies' or of Buyer or any of its Affiliates. The entry by any Governmental Authority of a governmental order permitting the consummation of the transactions contemplated hereby but requiring any of the assets or lines of business of Buyer or its Affiliates to be held separate thereafter (including the business and assets of the Companies) shall not be deemed to be a failure to satisfy any of the conditions set forth in Article VIII.

Section 6.5   ***Shared Contracts and Drop-Down Contracts***.

(a)   From the date hereof until six months after the Closing, (i) Buyer and Seller shall use Reasonable Efforts to cause the Shared Contracts to be replaced with separate Contracts that provide that Gulf South receives only such rights and obligations under a replacement Contract as are substantially similar to those contract rights and obligations utilized by it in the conduct of its business immediately prior to the date hereof and (ii) Buyer and Seller shall use Reasonable Efforts to cause the Drop-Down Contracts to be assigned to Gulf South or, if any such Drop-Down Contracts are not assignable or if Seller is not able to obtain any consent required to so assign such Drop-Down Contracts, use Reasonable Efforts to cause such Drop-Down Contracts to be replaced with separate Contracts that provide that Gulf South receives the rights and obligations under a replacement Contract as are substantially similar to those contract rights and obligations of Seller or its Affiliates under such Drop-Down Contracts immediately prior to the date hereof. The administrative costs and expenses arising from the separation, replacement or assignment of a Shared Contract or Drop-Down Contract (excluding any cost incurred under the payment terms under any such Contract or any replacement Contract) shall be borne 50% by Seller and 50% by Buyer.

(b)   If the Parties are not able to effect the separation and replacement of a Shared Contract or to effect the assignment or replacement of a Drop-Down Contract prior to the Closing, then, from the Closing until any such Contract is separated and replaced (in the case of a Shared Contract), assigned or replaced (in the case of a Drop-Down Contract) or expires by its terms, to the extent permissible under Law and under the terms of such Contract, Seller shall, and Buyer shall cause Gulf South to, (i) assume and perform the liabilities and obligations under such Contract relating to its respective business or that of its Affiliates (and shall promptly reimburse the other party for any expenses relating thereto incurred by the other party or its Affiliates), (ii) hold in trust for the benefit of the other party, and shall promptly forward to the other party, any monies or other benefits received pursuant to such Shared Contract relating to the business of the other party (or its Affiliates) and (iii) endeavor to institute alternative arrangements intended to put the Parties in substantially the same economic position as if such Contract were separated and replaced (in the case of a Shared Contract) or assigned or replaced (in the case of a Drop-Down Contract); *provided, however,* that if the Parties are not able to effect the separation and replacement of any Shared Contract or to effect the assignment or replacement of any such Drop-Down Contract within six months after the Closing, then Seller and its Affiliates shall have no further obligation to Buyer or its Affiliates with respect thereto and may freely terminate such Contract. Buyer shall be solely responsible for replacing any such Contracts not transitioned hereunder.

(c)   Notwithstanding anything to the contrary in this Section 6.5, at or before the Closing, Seller shall cause the Shared Contract that is the Lease between Koch Properties Company, L.P. and Seller dated as of February 1, 2001 covering office space in the building located at 20 Greenway Plaza, Houston, Texas to be separated and replaced or amended, as to Gulf South, with a new or amended lease between Koch Properties Company, L.P. and Gulf South covering the office space and generally containing the terms, among others, described in Schedule 6.5(c).

Section 6.6   *Employee and Benefit Matters*.

(a)   On or before the Closing, Seller shall take all actions necessary, if any, to transfer all Seller Plans listed on Schedule 4.9(a) (excluding the Entergy Koch, LP Savings Restoration Plan and the Entergy Koch, LP Performance Unit Plan) (collectively, the "***Transferred Plans***") to Gulf South. Buyer shall not, and from and after the Closing Date the

Companies shall not, have any responsibility or liability with respect to the Entergy Koch, LP Savings Restoration Plan and the Entergy Koch, LP Performance Unit Plan. From and after the Closing Date, Seller, the Parent Companies and their respective Affiliates shall not have any responsibility or liability with respect to the Transferred Plans. Subject to Section 6.6(g) and notwithstanding anything to the contrary herein, for purposes of the representations and warranties set forth in Section 4.9(a), Transferred Plans shall not be considered to be Company Plans.

(b)   Schedule 6.6(b) sets forth a list of certain employees of Seller or its Affiliates (other than the Companies) who have provided services relating to the Companies' businesses and which Seller and such Affiliates shall make available to Buyer to discuss potential employment after the Closing with Buyer or an Affiliate of Buyer (such employees being collectively the "*Affiliate Employees*"). Within 20 days after the date of this Agreement, Buyer shall, or shall cause its Affiliate to, offer employment (which shall be contingent on the occurrence of the Closing) to each Affiliate Employee that Buyer or such Affiliate desires to employ, and Buyer shall notify Seller of the Affiliate Employees to whom Buyer or its Affiliate has made offers of employment. Each offer of employment to an Affiliate Employee shall be consistent with the provisions of this Section 6.6 and shall remain open for a period of at least 20 days. On or before the date that is five Business Days prior to the Closing Date, Buyer shall notify Seller as to each Affiliate Employee who has accepted employment with Buyer or its Affiliate, and each Affiliate Employee who has rejected an offer of such employment. Buyer shall indemnify and hold harmless Seller, the Parent Companies and their respective Affiliates with respect to all Losses relating to or arising out of Buyer's actions with regard to the employee selection and employment offer process described in the preceding provisions of this Section 6.6(b) (including any claim of discrimination or other illegality in such selection and offer process). The employment with Buyer or an Affiliate of Buyer of each Affiliate Employee who accepts such employment shall be effective as of the Closing Date.

(c)   For the period beginning on the Closing Date and ending on December 31, 2005 and subject to the remaining paragraphs of this Section 6.6 and an individual's continued employment with a Company, Buyer or any of their respective Affiliates, Buyer shall cause each Continuing Employee to be provided with (i) compensation (including annual incentive compensation) on a basis substantially similar to that provided by Seller and its Affiliates to such employee immediately prior to the Closing and (ii) benefits pursuant to the Transferred Plans or otherwise on a basis substantially similar to those provided in the Transferred Plans.

(d)   Buyer shall cause each Continuing Employee and his eligible dependents (including all such Continuing Employee's dependents covered immediately prior to the Closing Date by a Seller Plan that is a group health plan) to be covered under group health, prescription drug, dental and similar type welfare benefit plans maintained by Buyer or an Affiliate of Buyer (which coverage may be provided under one or more Transferred Plans) that (i) provide benefits to the Continuing Employee and such eligible dependents effective immediately upon the Closing Date and (ii) credit such Continuing Employee, for the year during which such coverage under such plans begin, with any deductibles and co-payments already incurred during such year under Seller Plans that provide similar benefits.

(e)   Buyer shall cause the employee benefit plans and programs maintained after the Closing by Buyer, the Companies and the Affiliates of Buyer to recognize each Continuing Employee's years of service and level of seniority prior to the Closing Date with Seller, the Companies and their Affiliates (including service and seniority with any other employer that was recognized by Seller, the Companies or their respective Affiliates) for purposes of terms of employment and eligibility, vesting, benefit accrual and benefit determination under such plans and programs, including paid vacation, paid sick time, severance benefits and employer contribution rates under retirement plans. Buyer shall cause each employee welfare benefit plan or program sponsored by Buyer or one of its Affiliates that a Continuing Employee may be eligible to participate in on or after the Closing Date to waive any preexisting condition exclusion with respect to participation and coverage requirements applicable to such Continuing Employee.

(f)   Seller shall cause each Continuing Employee to have, effective as of the Closing Date, a fully vested and nonforfeitable interest in such Continuing Employee's account balances, if any, under the Entergy-Koch, LP Savings Restoration Plan. Seller may, at any time prior to the Closing Date, cause some or all of its current or former employees (and some or all of the current or former employees of any professional employer organization which provide or provided services to Seller) who will not be Continuing Employees (the "*Non-Transferred Employees*") to have a fully vested and nonforfeitable interest in their account balances, if any, under the Seller Savings Plan and the Entergy Koch, LP Money Purchase Plan. With respect to each Non-Transferred Employee who has an outstanding loan from the Seller Savings Plan as of the Closing Date, for the period beginning on such date and ending on the earlier of December 31. 2005 or the date such Non-Transferred Employee terminates employment with Seller (or, in the case of an individual employed by a professional employer organization, ceases to provide services to Seller), Buyer shall cause the Seller Savings Plan to continue to accept loan repayments (without defaulting the related loan) directly from such Non-Transferred Employee. In connection with the sale of a trading business by Seller and its Affiliates, certain employees who had account balances under the Seller Savings Plan transferred employment from Seller and its Affiliates to the purchaser of such business (the "*Trading Employees*"). From and after the Closing Date, Buyer shall cause the Seller Savings Plan to deliver to a defined contribution plan maintained by such purchaser the rolloverable account balances (other than any after-tax contributions) under the Seller Savings Plan of each Trading Employee who elects such a direct rollover, and Buyer shall cause the Seller Savings Plan to deliver to such defined contribution plan the promissory notes and other loan documentation, if any, of the Trading Employees who have elected such a direct rollover in accordance with the procedures prescribed by Seller.

(g)   Fees and expenses of the Transferred Plans and claims under the Seller Plans of Continuing Employees, other participants and their respective eligible beneficiaries and dependents for medical, dental, prescription drug, life insurance, and/or other welfare benefits ("*Welfare Benefits*") (other than disability benefits) that are incurred before the Closing Date shall be the sole responsibility of the Seller Plans. Claims of Continuing Employees and their eligible beneficiaries and dependents for Welfare Benefits (other than disability benefits) that are incurred on or after the Closing Date shall be the sole responsibility of Buyer and the Companies. For purposes of the provisions of this paragraph, a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began. Claims of individuals receiving long-term disability benefits or in an elimination period under a Seller Plan as of the Closing Date shall be the sole responsibility of the Seller Plan. Except as provided in the preceding sentence, claims of Continuing Employees and their eligible beneficiaries and dependents for short-term or long-term disability benefits from and after the Closing Date shall be the sole responsibility of Buyer and the Companies (without regard to whether the circumstances giving rise to such claim occurred before, on or after the Closing Date). If a claim is a responsibility of a Seller Plan pursuant to this Section 6.6(g), then such claim shall be the responsibility of the corresponding Transferred Plan from and after the Closing Date; *provided, however*, that Seller shall reimburse Buyer for any such claim under a self-insured Seller Plan that is incurred before the Closing Date and is not paid prior to Closing or taken into account in the determination of Net Working Capital. In addition, the Transferred Plans that are required to provide continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, shall provide such coverage to any individual who was receiving such coverage or eligible to receive such coverage as of the Closing Date.

(h)   If, within one year after the Closing Date, (i) the employment of any Continuing Employee is terminated by Buyer or an Affiliate of Buyer for a reason other than "cause" (as such term is defined below) or (ii) a Continuing Employee resigns from employment with Buyer or an Affiliate of Buyer after a reduction in his or her base salary by more than 10% or a relocation of his or her principal place of employment by more than 30 miles, then, in any such case, Buyer shall cause such Continuing Employee to be provided with severance benefits (which shall be paid in a single, lump sum payment) equal to no less than two weeks pay per year of service (determined based on the employee's level of annual base pay and determined without regard to service in excess of 26 years); *provided, howeve*r, that (A) with respect to a Continuing Employee whose annual base pay is $90,000 or more, the minimum severance benefit shall be six months of annual base pay and (B) with respect to a Continuing Employee whose annual base pay is less than $90,000, the minimum severance benefit shall be three months of annual base pay; *provided further, however*, that such Continuing Employee shall have executed a customary release agreement in favor of Buyer, Gulf South, Seller, the Parent Companies and their respective Affiliates prior to receiving any such benefits. With respect to each Continuing Employee who becomes eligible for payment of the foregoing severance benefits, such benefits shall be paid as follows: (i) first, Buyer or Gulf South will pay benefits equal to one and one-half weeks pay per full year of service, with a minimum payment of two weeks pay for any such employee having less than one full year of service and six weeks pay for any such employee having at least one full year of service; (ii) second, Seller will pay the remaining benefits unless and until Seller's aggregate payments made under this clause (ii) equal $1,000,000; and (iii) third, Buyer or Gulf South will pay the remaining benefits from and after such time as Seller's aggregate payments made under the preceding clause (ii) equal $1,000,000. For all purposes of the preceding sentence, each Continuing Employee's annual base pay shall be determined by excluding overtime and shall be equal to the greater of (x) the rate of the Continuing Employee's annual base pay in effect as of the date of termination of his or her employment or (y) the rate of the Continuing Employee's annual base pay in effect as of the Closing Date. For the purpose of calculating the amount of any severance compensation in respect of such severance benefit, Buyer shall ensure that each Continuing Employee's period of service prior to the Closing Date is taken into account as set forth in Section 6.6. For purposes of this Section 6.6(h), the term "cause" shall mean that a Continuing Employee (i) has engaged in gross negligence or willful misconduct in the performance of the duties of his or her employment, (ii) has materially breached any material provision of any written agreement between the Continuing Employee and his or her employer, (iii) has willfully disregarded any written corporate policies established by his or her employer, (iv) has willfully engaged in conduct that the Continuing Employee knows or should know is materially injurious to his or her employer or (v) has been convicted of a crime involving moral turpitude or any felony.

Section 6.7   *Excluded Assets*.   The transactions contemplated by this Agreement exclude, and prior to the Closing Date, Seller shall cause the Companies to transfer to Seller or its designee the assets listed on Schedule 6.7 (the "*Excluded Assets*").

Section 6.8   *Company Guarantees.*

(a)   Buyer shall use Reasonable Efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing, valid and binding written releases of Seller, the Parent Companies and their respective Affiliates (other than the Companies), as applicable, from any liability or obligation, whether arising before, on or after the Closing Date, under any Company Guarantees in effect as of the Closing, including by providing substitute guarantees with terms that are at least as favorable to the counterparty as the terms of the applicable Company Guarantees and by furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. If any Company Guarantee has not been released as of the Closing Date, then Buyer shall continue to use its Reasonable Efforts after the Closing to cause each such unreleased Company Guarantee to be released promptly.

(b)   Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, any of Seller, Koch, Entergy and their respective Affiliates may, in its sole discretion, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Guarantees.

(c)   Buyer shall indemnify and hold harmless Seller, Koch, Entergy, and their respective Affiliates from and after the Closing for any Losses arising out of or relating to any Company Guarantees.

Section 6.9   *Indebtedness.*

(a)   Immediately prior to the Closing, (i) Seller shall cause the Companies to distribute to Seller any Indebtedness due to the Companies from Seller or its Affiliates (other than the Companies) and (ii) Seller shall cancel (or, as applicable, cause its Affiliates to cancel) any Indebtedness due from the Companies to Seller or its Affiliates (other than the Companies),in each case including interest and other amounts accrued thereon or due in respect thereof.

(b)   Prior to or at the Closing, Seller will pay in full the Bonds.

Section 6.10   *Update Information*.   Prior to the Closing, each of Buyer and Seller shall give the other party prompt written notice of any development that is reasonably likely to result in a failure of a condition to the Closing. At any time prior to the Closing, Seller may correct and supplement in writing any information furnished on the Disclosure Schedule based upon events, circumstances, conditions or information of which Seller first obtains Knowledge after the date hereof, by furnishing such corrected or supplemented information to Buyer pursuant to the notice provisions hereof. If (a) Seller so furnishes corrected or supplemental information, (b) the absence of such information would have resulted in a failure of the conditions to the Closing set forth in Section 8.1(b) or Seller so states in its notice of such corrected or supplemental information and (c) the Closing occurs, then such information shall be deemed to amend this Agreement and the Disclosure Schedule for all purposes hereunder.

Section 6.11   *Seller Marks*. Buyer shall obtain no right, title, interest, license or any other right whatsoever to use the words "Entergy", "Koch," "Entergy-Koch", "EK" or any trademarks containing or comprising the foregoing, or any trademark confusingly similar thereto or dilutive thereof (collectively, the "*Seller Marks*"). From and after the Closing, Buyer agrees that it shall (a) cause each Company to cease using the Seller Marks in any manner, directly or indirectly, except for such limited uses as cannot be promptly terminated (e.g., signage, e-mail addresses, and as a referral or pointer to the acquired website), and to cease such limited usage of the Seller Marks as promptly as possible after the Closing and in any event within 90 days following the Closing Date, (b) remove, strike over or otherwise obliterate all Seller Marks from all assets and all other materials owned, possessed or used by either of the Companies and (c) use Reasonable Efforts to cause any third parties using or licensing Seller Marks on behalf of or with the consent of any Company, to remove, strike over or otherwise obliterate all Seller Marks from all materials owned, possessed or used by such third parties. The Parties agree, because damages would be an inadequate remedy, that a Party seeking to enforce this Section 6.11 shall be entitled to seek specific performance and injunctive relief as remedies for any breach thereof in addition to other remedies available at law or in equity.

Section 6.12   *Books and Records*. From and after the Closing:

(a)   Seller, the Parent Companies and their respective Affiliates may retain a copy of all of the data room materials and other books and records (other than Tax Records which are addressed in Article VII) relating to the business or operations of the Companies on or before the Closing Date. Seller, the Parent Companies and their respective Affiliates shall provide Buyer with reasonable access, during normal business hours and upon reasonable prior notice, to the books and records that remain in the possession of Seller, the Parent Companies and their respective Affiliates which relate primarily to the business or operations of the Companies on or before the Closing Date and are reasonably required by Buyer in connection with the business and operations of the Companies, copies of which books and records are not in the possession of Buyer or its Affiliates. Seller, the Parent Companies and their respective Affiliates shall cooperate with and provide reasonable assistance to Buyer, at no cost to Buyer, in connection with its accessing of such books and records.

(b)   Buyer shall preserve and keep a copy of all data room materials and all books and records (other than Tax Records which are addressed in Article VII) relating to the business or operations of the Companies on or before the Closing Date in Buyer's possession for a period of at least seven years after the Closing Date. After such seven-year period, before Buyer shall dispose of any such data room materials or books and records, Buyer shall give Seller at least 90 days prior notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such data room materials and books and records as Seller may select. Buyer shall provide to Seller, at no cost or expense to Seller, full access to such data room materials and books and records as remain in Buyer's possession and full access to the properties and employees of Buyer and the Companies in connection with matters relating to the business or operations of the Companies on or before the Closing Date and any disputes relating to this Agreement.

Section 6.13   *Permits*. The Companies shall provide all notices and otherwise take all actions required to transfer or reissue any Permits, including those required under Environmental Laws, as a result of or in furtherance of the transactions contemplated by this Agreement. Buyer and Seller shall use Reasonable Efforts to cooperate with the Companies to provide information necessary to apply for such Permits.

Section 6.14   *Insurance*. (a) If requested by Buyer, Seller shall use Reasonable Efforts, and shall cause its Affiliates to use Reasonable Efforts, to either (i) assist Buyer in obtaining, at Buyer's expense or (ii) purchase, at Buyer's expense, an extended discovery period as and to the extent specified in the Policies (or such other extended discovery period for the Policies as may be agreed between Seller and Buyer), provided that Seller shall not be required to take any action which could limit, restrict or impair Seller's rights under the Policies. Such assistance shall include, if requested by Buyer, sending a notice to the insurers under such Policies on the Closing Date notifying such insurers that Seller has elected to cancel such policies and purchase the extended discovery period available thereunder. In the event that claims filed under the extended discovery period purchased for any such Policy shall exhaust the coverage limits under such Policy, Seller shall indemnify and hold harmless Buyer for the amount of any insurance proceeds paid to Seller on claims filed by Seller under the extended discovery period for such Policy in connection with claims arising or alleged to arise from the operations of any entity other than the Companies but only to the extent that policy limits are not available to Buyer solely as a result of claims filed by Seller under the extended discovery period.

(b)   Buyer acknowledges that certain of the Policies require Seller, Koch, Entergy or a Seller Affiliate to provide an indemnity to the insurance carrier for deductible amounts and to provide collateral to secure such indemnity obligations. Buyer and Seller will cooperate and use Reasonable Efforts to cause Buyer to be substituted for Seller, Koch, Entergy or any Seller Affiliate (as applicable) with respect to such indemnities and to have such collateral replaced with a letter of credit or other adequate collateral from Buyer. Seller shall indemnify and hold harmless Buyer for any and all charges made against such collateral or indemnification payments required to be paid by Buyer in connection with claims arising or alleged to arise from the operations of any entity other than the Companies. In the event that such substitution of indemnitor and collateral cannot be accomplished prior to the Closing, Buyer will enter into an indemnification agreement in form mutually acceptable to Buyer and Seller wherein Buyer agrees to indemnify and hold harmless Seller, Koch, Entergy or any Seller Affiliate (as applicable) for any and all of the costs of maintaining such collateral and for any charges made against such collateral or indemnification payments in connection with claims arising or alleged to arise from the operations of the Companies required to be paid by Seller, Koch, Entergy or any Seller Affiliate (as applicable) under or with respect to such Policies from and after the Closing Date.

(c)   If, at any time after the date hereof, Seller, Koch, Entergy or any Seller Affiliate receives any notices or proceeds under the Policies which are related to the business of the Companies (except to the extent related to the Excluded Assets), Seller shall (and shall cause its Affiliates to) (i) accept and hold such proceeds and notices for the account and sole benefit of Gulf South, (ii) have no equitable or beneficial interest in such proceeds and notices and (iii) deliver such proceeds and notices (free of any withholding, setoff, recoupment, or deduction of any kind except as required by Law) promptly to Gulf South in the same form received.

(d)   Buyer acknowledges that, subject to the provisions of this Section 6.14, Seller may cause any and all of the Policies to be cancelled at Closing.

Section 6.15   ***Further Assurances***.   Upon the request of either Party at any time after the Closing Date, the other Party will promptly execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as the requesting Party or its counsel may reasonably request to perfect title of Buyer and its successors and assigns to the Purchased Interests or otherwise to effectuate the purposes of this Agreement.

Section 6.16   ***Exclusivity***.   From the date of this Agreement through the Closing Date, Seller will not (and Seller will not permit the Companies, Koch, Entergy or any of their officers, directors, managers or advisors to), directly or indirectly, solicit, initiate, encourage, negotiate with, engage in discussions with, accept any proposal or offers from, or provide any information or access to any Person relating to the acquisition of all or substantially all of the equity securities or assets of the Companies by such Person (including any acquisition structured as a merger, consolidation, or share exchange).

ARTICLE VII
TAX MATTERS

Section 7.1   *Tax Returns.*

(a)   Through the Closing, Seller shall cause each of the Companies to continue to be treated as disregarded as an entity separate from the Seller for federal and, as applicable, state or local income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1), and Seller shall reflect the operations of the Companies through the Closing Date on its federal and, as applicable, state or local income Tax Returns. The income of the Companies will be apportioned to the period up to and including the Closing Date, and the period after the Closing Date by closing the books of the Companies as of the Closing Date.

(b)   With respect to any Tax Return of a Company covering a taxable period ending on or before the Closing Date that is required to be filed after the Closing Date, Seller shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all items required to be included therein. Not later than 30 days prior to the due date of each such Tax Return, Seller shall deliver a copy of such Tax Return to Buyer together with a statement of the difference, if any, of the amount of Tax shown due on such Tax Return over the amount set up as a liability for such Tax in the Closing Statement. If the Tax shown on the Tax Return exceeds the amount set up as a liability for the Tax in the Closing Statement, not later than the due date of such Tax Return, Seller shall pay to Buyer the amount of such excess. If the amount set up as a liability for the Tax in the Closing Statement exceeds the Tax shown on the Tax Return, not later than the due date of such Tax Return, Buyer shall pay to Seller the amount of such excess. Buyer shall cause the Company to file the Tax Return and timely pay the Taxes shown due on such Tax Return.

(c)   With respect to any Tax Return of a Company covering a taxable period beginning on or before the Closing Date and ending after the Closing Date that is required to be filed after the Closing Date, Buyer shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax items required to be included therein. Buyer shall determine (by an interim closing of the books as of the Closing Date except for ad valorem Taxes which shall be prorated on a daily basis) the Tax which would have been due with respect to the period covered by such Tax Return if such taxable period ended on the Closing Date (the "***Pre-Closing Tax***"). Not later than 30 days prior to the due date of each such Tax Return, Buyer shall deliver a copy of such Tax Return to Seller for its review. Buyer shall make all reasonable changes to such Tax Return requested by Seller not later than ten days prior to the due date of such Tax Return. Not later than the due date of the Tax Return, Seller shall pay to Buyer the excess, if any, of the Pre-Closing Tax over the amount set up as a liability for such Tax in the Closing Statement.

(d)   Any Tax Return prepared pursuant to the provisions of this Section 7.1 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except as otherwise required by Law or fact.

(e)   Buyer and Seller shall cooperate fully, and Buyer shall cause each of the Companies to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 7.1 and any audit, litigation or other proceeding (each a "***Tax Proceeding***") with respect to Taxes. Such cooperation shall include access to, the retention and (upon the other Party's request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller will, and Buyer will and will cause the Companies to, retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until the earlier of six years after the Closing Date or the expiration of the applicable statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority. Buyer and Seller each agree, upon request, to use Reasonable Efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated by this Agreement.

(f)   Within 45 days after the date provided for in Section 2.4(e), Buyer shall prepare and deliver to Seller for its review an allocation of the Purchase Price among the assets of the Companies in accordance with Section 1060 of the Code. Within 30 days of its receipt of such allocation, Seller shall (i) notify Buyer that it concurs with the allocation or (ii) provide written comments to the allocation. If Buyer and Seller disagree on any aspect of the allocation, Buyer and Seller agree to use Reasonable Efforts to resolve any such disagreement within 90 days after the date provided for in Section 2.4(e). Any allocation of the Purchase Price agreed to pursuant to this subsection shall be binding on Buyer and Seller for all Tax reporting purposes, and Buyer and Seller shall each use Reasonable Efforts to sustain such allocation in any subsequent Tax audit or similar proceeding. If Buyer and Seller are unable to agree upon an allocation within 90 days after the date provided for in Section 2.4(e), Buyer and Seller shall be entitled to file separate allocations.

Section 7.2   *Transfer Taxes*. Buyer shall be responsible for and indemnify Seller for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement.

Section 7.3   *Tax Indemnity.*

(a)   Seller shall be solely liable for, shall pay and shall protect, defend, indemnify and hold harmless Buyer and the Companies from any and all Losses attributable to (i) any breach of any representation or warranty made by Seller in Section 4.10 or any covenants and agreements made by Seller in this Article VII; and (ii) Taxes in excess of any liability for Taxes reflected on the Closing Statement which relate to or result from the income, business, property, status or operations of a Company prior to or at the Closing or for which a Company is liable with respect to such period (whether pursuant to Treasury Regulation §1.1502-6 or any similar state, local or foreign law or regulation, as a transferee or successor, by contract or otherwise); *provided, however,* that clause (ii) above shall not apply to Seller to the extent Buyer and the Companies are indemnified by Koch pursuant to the Parent Tax Indemnity Agreement required under Section 2.3(b)(ii). Buyer shall be solely liable for, shall pay and shall protect, defend, indemnify and hold harmless Seller from any and all Taxes which relate to or result from the income, business, property, status or operations of the Companies after the Closing.

(b)   If any claim (an "*Indemnified Tax Claim*") is made by any Tax Authority that, if successful, would result in indemnification of any Party (the "*Tax Indemnified Party*") by another Party (the "*Tax Indemnifying Party*") under this Section 7.3, the Tax Indemnified Party shall promptly, but in no event later than the earlier of (i) 45 days after receipt of notice from the Tax Authority of such claim or (ii) 15 days prior to the date required for the filing of any protest of such claim, notify the Tax Indemnifying Party in writing of such fact; *provided, however,* that the failure of the Tax Indemnified Party to so notify the Tax Indemnifying Party shall not relieve the Tax Indemnifying Party of its obligations hereunder, unless and only to the extent that such failure to notify prejudices the Tax Indemnifying Party.

(c)   The Tax Indemnifying Party shall control all decisions with respect to any Tax Proceeding involving an Indemnified Tax Claim and the Tax Indemnified Party shall take such action (including settlement with respect to such Tax Proceeding or the prosecution of such Tax Proceeding to a determination in a court or other tribunal of initial or appellate jurisdiction) in connection with a Tax Proceeding involving an Indemnified Tax Claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including with respect to the selection of counsel and experts and the execution of powers of attorney; *provided* that (i) within 30 days after the notice required by Section 7.3(b) has been delivered (or such earlier date that any payment of Taxes with respect to such claim is due but in no event sooner than five days after the Tax Indemnifying Party's receipt of such notice), the Tax Indemnifying Party requests that such claim be contested and (ii) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay the Tax claimed and sue for a refund, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. The Tax Indemnified Party shall not make any payment of an Indemnified Tax Claim for at least 30 days (or such shorter period as may be required by applicable law) after the giving of the notice required by Section 7.3(b) with respect to such claim, shall give to the Tax Indemnifying Party any information requested related to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in order to contest effectively any such claim. Notwithstanding the foregoing, the Parties shall jointly control all decisions with respect to any Tax Proceeding which, in the event of an adverse determination, may result in each Party having responsibility for an amount of Taxes hereunder.

(d)   No claim for indemnity for any Losses or Taxes relating to any single Tax Return or any single item or group of related items shall be permitted pursuant to this Section 7.3 if such claim is for less than $10,000; *provided* that this limitation shall not apply with respect to any knowing breach by Seller of its representations or covenants in this Agreement.

Section 7.4   *Scope*. Notwithstanding anything to the contrary herein, this Article VII (and the Parent Tax Indemnity Agreement required under Section 2.3(b)(ii)) shall be the exclusive remedy for any claims relating to Taxes (including any claims relating to representations respecting Tax matters including Section 4.10). The rights hereunder relating to non-income Taxes shall survive the Closing until twelve months after the Closing, and the rights hereunder relating to income Taxes shall survive the Closing until 30 days after the expiration of the statute of limitations (including extensions) applicable to such Tax matter. No claim may be made or brought by any Party hereto after the expiration of the applicable survival period unless such claim has been asserted by written notice specifying the details supporting the claim on or prior to the expiration of the applicable survival period.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS

Section 8.1   *Conditions to Obligations of Buyer*.   The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:

(a)   The Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated;

(b)   All of the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date without giving effect to the words "material", "material adverse effect" or "Material Adverse Effect", except where the failure to be so true would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Companies;

(c)   Seller shall have performed or complied with all of the covenants and agreements required by this Agreement to be performed or complied with by it at or before the Closing, except where the failure to perform or comply would not reasonably be expected to have a Material Adverse Effect on the Companies;

(d)   Seller shall have delivered to Buyer a certificate from an officer of Seller dated the Closing Date, certifying that the conditions specified in Section 8.1(b) and 8.1(c) have been fulfilled;

(e)   Seller shall have delivered to Buyer a certificate from the Secretary of Seller and from the Secretary of the Companies, each dated as of the Closing Date, attaching and certifying the Organizational Documents and authorizing resolutions of Seller and certifying the incumbency and signatures of the persons signing this Agreement and the other agreements contemplated hereby;

(f)   Seller shall have delivered to Buyer a good standing certificate of recent date for each of the Companies and Seller from their state of organization;

(g)   Seller shall have delivered to Buyer (at least two Business Days before the Closing) a statement containing Seller's good faith estimate of the Net Working Capital as of the close of business on the Closing Date; and

(h)   There shall not be in force any Law, injunction, judgment, order, decree, ruling, or charge restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

Section 8.2   *Conditions to the Obligations of Seller*.   The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:

(a)   The Seller Approvals shall have been duly made, given or obtained and shall be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated;

(b)   All of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date without giving effect to the words "material" or "material adverse effect", except where the failure to be so true would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the Closing;

(c)   Buyer shall have performed or complied with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing, except where the failure to perform or comply would not reasonably be expected to have a Material Adverse Effect;

(d)   Buyer shall have delivered to Seller a certificate from an officer of Buyer, dated the Closing Date, certifying that the conditions specified in Section 8.2(b) and 8.2(c) have been fulfilled;

(e)   Buyer shall have delivered to Seller a certificate from the Secretary of Buyer dated as of the Closing Date attaching and certifying the Organizational Documents and authorizing resolutions of Buyer and certifying the incumbency and signatures of the persons signing this Agreement and the other agreements contemplated hereby;

(f)   Buyer shall have delivered to Seller a good standing certificate of recent date for Buyer from its state of organization; and

(g)   There shall not be in force any Law, injunction, judgment, order, decree, ruling, or charge restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

ARTICLE IX
INDEMNIFICATION

Section 9.1   Survival. Subject to Article VII relating to Taxes, all representations and warranties of the Parties contained in this Agreement and all covenants contained in this Agreement that are to be performed prior to the Closing shall survive the Closing until (a) nine months after the Closing Date if the Closing occurs on or prior to December 30, 2004 or (b) 12 months after the Closing Date if the Closing occurs after December 30, 2004, except that the representations and warranties in Section 3.2, 3.5, 3.6, 5.2 and 5.5 shall survive until the fifth anniversary of the Closing Date. No Party shall have any liability for indemnification claims made under this Article IX with respect to any such representation, warranty or covenant unless a Claim Notice is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty or covenant. If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or covenant, then the applicable representation, warranty or covenant shall survive as to such claim, until such claim has been finally resolved.

Section 9.2   Indemnification.

(a)   Subject to the provisions of this Article IX, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer, Buyer's Affiliates (including the Companies from and after the Closing) and their respective Representatives and their respective successors and permitted assigns (the "***Buyer Indemnified Parties***") from and against all Losses that the Buyer Indemnified Parties incur arising from or out of any breach of any representation, warranty or covenant of Seller in this Agreement or in any certificates delivered pursuant to this Agreement; *provided, however,* that this Section 9.2(a) shall not apply to Section 4.10 or to Article VII.

For purposes of this Section 9.2(a), each representation and warranty shall be read without giving effect to any materiality or Material Adverse Effect or similar exception or qualifier set forth therein.

(b)   Subject to the provisions of this Article IX, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller, the Parent Companies, their respective Affiliates, their respective Representatives and their respective permitted successors and assigns (the "***Seller Indemnified Parties***") from and against all Losses that the Seller Indemnified Parties incur arising from or out of (i) the businesses and operations of the Companies (whether relating to periods prior to or after the Closing Date) to the extent such Losses (A) arise out of a matter for which a Company has liability, (B) are not subject to the provisions of Section 9.2(a) and (C) are not the subject of a Claim Notice delivered by Buyer by the date specified in Section 9.1 or (ii) any breach of any representation, warranty or covenant of Buyer in this Agreement; *provided, however*, that this Section 9.2(b) shall not apply to Article VII.

(c)   Notwithstanding anything to the contrary herein, the Parties shall have a duty to use Reasonable Efforts to mitigate any Loss arising out of or relating to this Agreement or the transactions contemplated hereby.

(d)   Notwithstanding anything in this Article IX to the contrary, all Losses relating to Taxes which are the subject of Article VII shall only be subject to indemnification under Article VII and the Parent Tax Indemnity Agreement required under Section 2.3(b)(ii).

Section 9.3   *Indemnification Procedures*.   Claims for indemnification under this Agreement (other than claims involving a Tax Proceeding, the procedures for which are set forth in Article VII and the Parent Tax Indemnity Agreement required under Section 2.3(b)(ii)) shall be asserted and resolved as follows:

(a)   Any Buyer Indemnified Party or Seller Indemnified Party claiming indemnification under this Agreement (an "***Indemnified Party***") with respect to any claim asserted against the Indemnified Party by a third party ("***Third Party Claim***") in respect of any matter that, if true (without any responsibility for independent investigation of the facts or law contained in such notice from the third party), would be subject to indemnification under Section 9.2 shall promptly (i) notify the other Party (the "***Indemnifying Party***") of the Third Party Claim and (ii) transmit to the Indemnifying Party a written notice ("***Claim Notice***") describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party's best estimate of the amount of Losses attributable to the Third Party Claim and the basis of the Indemnified Party's request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party's indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b)   The Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnified Party to dispute whether such claim is an identifiable Loss under this Article IX), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.3(b).

The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; *provided* that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); *provided further*, that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates. If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.

(c)   If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; *provided, however,* that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party's consent (which consent shall not be unreasonably withheld, conditioned or delayed); *provided further*, that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any non-monetary obligations of the Indemnifying Party or any sanction or restriction upon the conduct of any business by the Indemnifying Party or its Affiliates. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d)   Subject to the other provisions of this Article IX, a claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Party from whom indemnification is sought.

(e)   In the event an Indemnified Party shall recover Losses in respect of a claim of indemnification under this Article IX, no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification.

Section 9.4   ***Limitations on Liability of Seller***. Notwithstanding anything to the contrary herein:

(a)   a breach of any representation, warranty or covenant of Seller in this Agreement (other than the representations, warranties and covenants contained in Sections 3.2, 3.5, 3.6 and 4.10 and in Article VII) in connection with any single item or group of related items that results in Losses of less than $100,000 shall be deemed, for all purposes of this Article IX not to be a breach of such representation, warranty or covenant; *provided* that this limitation shall not apply with respect to any knowing breach by Seller of its covenants in this Agreement;

(b)   Seller shall have no liability arising out of or relating to Section 9.2(a) (other than as it applies to Section 3.2, 3.5, 3.6 and 4.17) except if the aggregate Losses actually incurred by the Buyer Indemnified Parties thereunder exceed 2% of the Base Purchase Price (and then, subject to Section 9.4(c), only to the extent such aggregate Losses exceed such amount); *provided* that this limitation shall not apply with respect to any knowing breach by Seller of its covenants in this Agreement;

(c)   in no event shall Seller's aggregate liability arising out of or relating to Section 9.2(a) (other than as it applies to Section 3.2 and 3.6) exceed 10% of the Base Purchase Price; *provided* that this limitation shall not apply with respect to any knowing breach by Seller of its covenants in this Agreement;

(d)   no Buyer Indemnified Party shall be entitled to indemnification under Section 9.2(a) to the extent Buyer has otherwise been compensated by reasons of adjustments (pursuant to Section 2.4) in the calculation of the Purchase Price relative to what it would have been absent such Loss;

(e)   The amount of any Loss for which a Buyer Indemnified Party claims indemnification under this Agreement shall be reduced by: (i) any third-party insurance proceeds (net of any premiums paid or costs incurred in connection therewith) with respect to such Loss received by the Buyer Indemnified Party; (ii) any net Tax Benefits actually and currently realized with respect to such Loss and (iii) indemnification or reimbursement payments received from third parties with respect to such Loss (it being agreed that Buyer shall use Reasonable Efforts to obtain any such amounts described in clauses (i), (ii) and (iii) that may be available); and

(f)   Seller shall have no liability for any breach of a representation or warranty in this Agreement by Seller of which Buyer had Knowledge on or prior to the date of this Agreement.

Section 9.5 **Waiver of Other Representations.**

(a)   NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLER, ENTERGY, KOCH OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED INTERESTS, THE COMPANIES, THEIR ASSETS, OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER MAKES NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANIES.

(b)   EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER'S INTERESTS IN THE COMPANIES AND THEIR ASSETS ARE BEING TRANSFERRED THROUGH THE SALE OF THE PURCHASED INTERESTS "AS IS, WHERE IS, WITH ALL FAULTS," AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANIES AND THEIR ASSETS OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE COMPANIES AND THEIR ASSETS.

(c)   The representations and warranties contained in Section 4.11 shall be the exclusive representations and warranties with regard to Environmental Laws and related matters.

Section 9.6 **Purchase Price Adjustment**. The Parties agree to treat all payments made pursuant to this Article IX as adjustments to the Purchase Price for Tax purposes.

Section 9.7 **Exclusive Remedy**.

(a)   Notwithstanding anything to the contrary herein, except as provided (i) in Section 2.1, 2.2, and 2.3 (as to all of which Buyer shall be entitled to specific performance and Seller shall be entitled to damages without regard to the limitations provided in Section 9.7(c) below), (ii) in Section 6.6(b), 6.8(c), 7.1, 7.2, 7.3, 7.4, 9.2 or 10.2, (iii) in the Parent Tax Indemnity Agreement required under Section 2.3(b)(ii) or (iv) in the case of fraud, no Party shall have any liability, and no Party shall make any claim, for any Loss or other matter (and Buyer and Seller hereby waive any right of contribution against the other, the Parent Companies, and their respective Affiliates), under, arising out of or relating to this Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise.

(b)   With respect to any Third Party Claim brought against Seller (whether such claim or demand is pursuant to this Agreement, applicable law or otherwise), Seller hereby agrees on its own behalf and on behalf of Koch, Entergy, and their respective Affiliates that it and they will not make any claim for (i) indemnification against the Companies by reason solely of the fact that they (or any of their Affiliates) were a member, general partner, limited partner or agent of the Companies or were serving at the request of the Companies as a partner, member, trustee, or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such claim is pursuant to any statute, organizational document agreement or otherwise) or (ii) contribution against the Companies by reason solely of the fact that the Companies were a party to any action or inaction that forms the basis of such claim or demand.

(c)   NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN (OTHER THAN SECTION 9.7(a) NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, LOST PROFITS OR LOST BENEFITS, LOSS OF ENTERPRISE VALUE, DIMINUTION IN VALUE OF ANY BUSINESS, DAMAGE TO REPUTATION OR LOSS TO GOODWILL, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY'S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; *PROVIDED, HOWEVER,* THAT THIS SECTION 9.7(c) SHALL NOT LIMIT A PARTY'S RIGHT TO RECOVERY UNDER ARTICLE IX FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION UNDER ARTICLE IX.

ARTICLE X
TERMINATION

Section 10.1   **Termination**. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)   by the mutual consent of Buyer and Seller as evidenced in writing signed by each of Buyer and Seller;

(b)   by Buyer, if there has been a material breach by Seller of any representation, warranty or covenant contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Seller within 30 days after written notice thereof from Buyer;

(c)   by Seller, if there has been a material breach by Buyer of any representation, warranty or covenant contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within 30 days after written notice thereof from Seller;

(d)   by either Buyer or Seller if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or

(e)   by either Buyer or Seller, if the Closing has not occurred on or before March 31, 2005, or such later date as the Parties may agree upon.

Section 10.2   ***Effect of Termination***.   In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto; *provided, however,* that if this Agreement is validly terminated by a Party as a result of an intentional, material breach of this Agreement by the non-terminating Party, then the terminating Party shall be entitled to all rights and remedies available under Law or equity.   The provisions of Sections 6.6(b) (the fifth sentence only), 11.4 and 11.12 hereof shall survive any termination of this Agreement.   The Confidentiality Agreement shall not be affected by a termination of this Agreement.

ARTICLE XI
MISCELLANEOUS

Section 11.1   ***Notices***.   All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) five days after posting in the United States mail having been sent registered or certified mail return receipt requested or (iii) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

(a)   If to Buyer, to:

TGT Pipeline, LLC
c/o Loews Corporation
667 Madison Avenue
New York, New York 10021
Attn: Corporate Secretary
Telecopy: (212) 935-6801

with a copy to:

Dickstein Shapiro Morin & Oshinsky LLP
2101 L Street N.W.
Washington, D.C. 20037
Attn: Patrick W. Lynch, Esq.
Telecopy: (202) 887-0689

(b)   If to Seller, to:

Entergy-Koch, LP
20 Greenway Plaza
Houston, Texas 77046
Attention: President
Telecopy: (713) 544-9381

with mandatory copies to:

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113
Attention: Reggie Rice
Telecopy: (504) 576-4009

Koch Industries, Inc.
4111 E. 37th Street North
Wichita, Kansas 67220
Attention: Tye Darland
Telecopy: (316) 828-3133

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 11.2   *Assignment*. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party; *provided, however,* that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder as long as (A) Buyer remains responsible for the performance of all of its obligations hereunder), (B) Loews Corporation remains responsible for its obligations under the Parent Guaranty of even date herewith from it to Seller and (C) such assignment or designation would not cause a delay in obtaining the Buyer Approvals or the Seller Approvals or require any other approvals. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 11.3   *Rights of Third Parties*. Except for the provisions of Section 9.2 which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

Section 11.4   *Expenses*. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided that all out-of-pocket fees, costs and expenses incurred by the Companies in connection with this Agreement prior to Closing and not reflected in the Net Working Capital calculation shall be the sole obligations of Seller and shall be paid by Seller without reimbursement from the Companies.

Section 11.5   *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 11.6   *Entire Agreement*. This Agreement (together with the Disclosure Schedule and exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between Buyer, on the one hand, and, Seller, Koch, Entergy or any of their respective Affiliates, on the other hand, except as expressly set forth in this Agreement and the Confidentiality Agreement.

Section 11.7 *Disclosure Schedule*. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedule shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Companies or required to be disclosed on the Disclosure Schedule. Each disclosure in the Disclosure Schedule shall constitute disclosure for purposes of the corresponding Sections or subsections of this Agreement expressly referred to in the Disclosure Schedule and any other Section or subsection to the extent such disclosure is made in such a way as to make its relevance to such other Section or subsection readily apparent.

Section 11.8 *Acknowledgment by Buyer*. Buyer has not relied on any representation or warranty from Seller, Entergy, Koch or any of their respective Affiliates, except as set forth in this Agreement.

Section 11.9 *Amendments*. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Party.

Section 11.10 *Publicity*. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior written consent of Buyer and Seller, which consent shall not be unreasonably withheld, conditioned or delayed by any Party; *provided, however,* that nothing herein shall prevent a Party from publishing such press releases or other public communications as such Party may consider necessary in order to satisfy such Party's obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party as is reasonable under the circumstances.

Section 11.11 *Severability*. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.

Section 11.12 Governing Law; Jurisdiction.

(a)   This Agreement shall be governed and construed in accordance with the Laws of the State of New York without regard to the Laws that might be applicable under conflicts of laws principles other than Section 5-1401 of the New York General Obligations Law.

(b)   The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Wilmington, Delaware, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; *provided, however,* that the foregoing shall not limit the rights of the Parties to obtain execution of judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Wilmington, Delaware with respect to any matter under this Agreement shall be binding.

(c)   To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 11.12(b).

(d)   THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each Party as of the date first above written.

SELLER:

ENTERGY-KOCH, LP

By: **EKLP, LLC, its General Partner**
    By: **EK Holding III, LLC, its Manager**

By: _____
Name: _____
Title: _____

BUYER:

TGT PIPELINE, LLC

By: _____
Name: _____
Title: _____

Exhibit 2.3(b)(i)

Form of Assignment and Assumption Agreement

This ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of _____ (this "*Assignment*"), is entered into by and between Entergy-Koch, LP, a limited partnership organized under the Laws of Delaware ("*Seller*"), and TGT Pipeline, LLC, a limited liability company organized under the Laws of Delaware ("*Buyer*").

WHEREAS, Seller owns (i) 100% of the member interests in GS Pipeline Company, LLC, a limited liability company organized under the Laws of Delaware ("*GS Pipeline*"), which is the owner of 100% of the general partner interests in Gulf South Pipeline Company, LP, a limited partnership organized under the Laws of Delaware ("*Gulf South*") and (ii) 100% of the limited partner interests in Gulf South (such member interests in GS Pipeline and limited partner interests in Gulf South being collectively the "*Purchased Interests*");

WHEREAS, Seller and Buyer have entered into that certain Purchase and Sale Agreement dated as of November__, 2004 (the "*PSA*"), providing, among other things, for the sale by Seller and the purchase by Buyer of the Purchased Interests; and

WHEREAS, pursuant to the PSA, Seller and Buyer are required to execute and deliver this Assignment to effect the transfer by Seller to Buyer of the Purchased Interests;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and in the PSA and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer covenant and agree as follows:

1. *Defined Terms.* All capitalized terms used but not defined herein shall have the meanings set forth for such terms in the PSA.

2. *Assignment.* Seller has granted, conveyed, sold, assigned, transferred, bargained and delivered, and hereby, grants, conveys, sells, assigns, transfers, bargains and delivers free and clear of all Liens (other than transfer restrictions imposed thereon by applicable securities Laws), unto Buyer and its successors and assigns and Buyer hereby accepts, purchases and acquires Seller's right, title and interest in and to the Purchased Interests.

TO HAVE AND TO HOLD the Purchased Interests unto Buyer and its successors and assigns forever.

3. *Assumption.* Buyer agrees to assume and fully perform, and indemnifies Seller against all liabilities relating to, all of Seller's obligations and liabilities under and in respect of the Purchased Interests.

4. *Disclaimer of Warranties.* Except to the extent expressly set forth in the PSA, Seller does not make any representation or warranty whatsoever (orally or in writing) to Buyer. Except as provided in the PSA, the Purchased Interests are being transferred "as is, where is, with all faults" and Seller expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the Purchased Interests.

Exhibit 2.3(b)(i) - Page 1

5. ***Withdrawal; Admission.*** Effective as of the date hereof, (a) Seller hereby withdraws as the sole limited partner of Gulf South and Buyer is hereby admitted as the sole limited partner of Gulf South and (b) Seller hereby withdraws as the sole member of GS Pipeline and Buyer is hereby admitted as the sole member of GS Pipeline.

6. ***Further Assurances.*** Seller and Buyer agree to execute, acknowledge and deliver all such further documents and to do such further acts as are or may be reasonably necessary or appropriate more fully to carry out the intent of this Assignment.

7. ***Conflict and Inconsistency; No Merger.*** The terms and provisions of the PSA (including, without limitation, the representations, warranties and covenants therein) shall not merge, be extinguished or otherwise affected by the delivery and execution of this Assignment or any other document delivered pursuant to this Assignment and in the event of conflict the terms of the PSA shall prevail.

8. ***Governing Law.*** This Assignment shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to the Laws that might be applicable under conflicts of laws principles, other than Section 5-1401 of the New York General Obligations Law.

9. ***Binding Effect.*** This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10. ***Counterparts.*** This Assignment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Exhibit 2.3(b)(i) - Page 2

EXECUTED effective as of the date first above written.

SELLER:

ENTERGY-KOCH, LP

By: EKLP, LLC, its General Partner
　　　By: EK Holding III, LLC, its Manager

By:_____
Name:_____
Title:_____

BUYER:

TGT PIPELINE, LLC

By: _____
Name:_____
Title:_____

The undersigned, as the general partner of Gulf South, hereby ratifies its prior consent (i) to the transfer by Seller to Buyer of Seller's 100% limited partner interests in Gulf South and (ii) the withdrawal by Seller, and the admission of Buyer, as the sole limited partner of Gulf South.

GS PIPELINE COMPANY, LLC

By: _____
Name:_____
Title:_____

Exhibit 2.3(b)(i) - Page 3

Exhibit 2.3(b)(ii)

Form of Parent Tax Indemnity Agreement

This PARENT TAX INDEMNITY AGREEMENT (this "*Agreement*"), dated as of
_____, is entered into by Koch Industries, Inc., a corporation organized under the Laws of
Kansas ("*Parent*"), for the benefit of TGT Pipeline, LLC, a limited liability company organized
under the Laws of Delaware ("*Buyer*").

RECITALS

WHEREAS, Buyer and Entergy-Koch LP, a Delaware limited partnership ("*Seller*") have
entered into that certain Purchase and Sale Agreement (the "*PSA*"), dated as of November__,
2004, providing for the sale by Seller and purchase by Buyer of the interests of Seller in GS
Pipeline Company, LLC, a Delaware limited liability company and Gulf South Pipeline
Company, LP, a Delaware limited partnership;

WHEREAS, Section 2.3(b)(ii) of the PSA requires that Parent enter into this Agreement
as an inducement for Buyer to enter into the PSA;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and
other good and valuable consideration, including the covenants of Buyer and the benefits
received by Seller and Parent under the PSA, the receipt and sufficiency of which are hereby
acknowledged, the parties to this Agreement agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   *Definitions.* All capitalized terms used but not defined herein shall have
the meanings set forth for such terms in the PSA.

ARTICLE II
TAX INDEMNITY

Section 2.1   *Tax Indemnity.* Parent shall indemnify and hold harmless Buyer and the
Companies from and against all Losses incurred as a result of any claim by a Tax Authority for
any Parent Taxes (as defined below); *provided*, that (i) if a Tax Authority commences any audit,
examination, litigation or otherwise makes any claim or proposes any adjustment that may relate
to Parent Taxes (each, a "*Parent Tax Proceeding*"), Buyer shall promptly furnish written notice
to Parent of such Parent Tax Proceeding, *provided* that the failure of the Buyer to so notify the
Parent shall not relieve the Parent of its obligations hereunder, unless and only to the extent that
such failure to notify prejudices the Parent, (ii) Parent shall, to the extent that such Parent Tax
Proceeding relates to Parent Taxes, solely undertake, conduct and control (through counsel of its
own choosing and at its own expense) the response to such Parent Tax Proceeding and the
settlement or defense thereof, (iii) Buyer shall, and shall cause the Companies and its and their
respective Affiliates to, cooperate with Parent in connection therewith and, to the extent that such
Parent Tax Proceeding does not relate solely to Parent Taxes, such Persons may participate in
such Parent Tax Proceeding at their own expense and (iv) Buyer shall not, and shall cause the

Exhibit 2.3(b)(ii) - Page 1

Companies and its and their respective Affiliates not to, enter into any settlement or compromise relating to any Parent Taxes without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

As used herein, "Parent Taxes" means any Taxes of Parent or any Affiliate of Parent for which Buyer, a Company or any predecessor of a Company is liable as a result of having been included as a member in a consolidated, combined or unitary Tax Return of Parent or any Affiliate of Parent.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1   *Representations and Warranties of Parent.* Parent hereby represents and warrants to Buyer as follows:

(a)   Parent is a corporation, duly formed, validly existing and in good standing under the Laws of the State of Kansas.

(b)   Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite corporate action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent, and this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

(c)   Except as would not reasonably be expected to have a material adverse effect on the ability of Parent to enter into and perform its obligations under this Agreement, the execution and delivery of this Agreement by Parent and the performance of its obligations hereunder by Parent do not and shall not: (a) violate any Law applicable to Parent or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority, (b) violate any Organizational Document of Parent or (c) breach any material Contract to which Parent is a party or by which Parent may be bound, result in the termination of any such material Contract, result in the creation of any Lien upon any of its assets or constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien upon any of its assets.

ARTICLE IV
MISCELLANEOUS

Section 4.1   *Notices.* All notices and other communications to Parent shall be in writing and shall be deemed to have been duly given when (a) delivered in person, (b) five days after posting in the United States mail having been sent registered or certified mail return receipt requested or (c) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

Exhibit 2.3(b)(ii) - Page 2

Koch Industries, Inc.
4111 E. 37th Street North
Wichita, Kansas 67220
Attention: Tye Darland
Telecopy: (316) 828-3133

or to such other address or addresses as Parent may from time to time designate in writing.

Section 4.2   *Assignment.* Buyer is not permitted to assign this Agreement or any part hereof without the prior written consent of Parent. Notwithstanding the foregoing, Buyer shall be entitled to assign this Agreement to one or more of its Affiliates without the consent of Parent, but any such assignment shall not release Buyer from its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of Buyer and Parent and their respective permitted successors and assigns.

Section 4.3   *No Third Party Beneficiaries.* Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than Buyer and Parent, any right or remedies under or by reason of this Agreement.

Section 4.4   *Counterparts.* This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 4.5   *Entire Agreement.* This Agreement constitutes the entire agreement between Buyer and Parent and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between Buyer and Parent or any of their respective Affiliates relating to the matters addressed by this Agreement. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters addressed by this Agreement exist between Buyer and Parent or any of their respective Affiliates except as expressly set forth in this Agreement.

Section 4.6   *Amendments.* This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by Buyer and Parent.

Section 4.7   *Severability.* If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Buyer and Parent agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of Buyer and Parent to the greatest extent legally permissible.

Exhibit 2.3(b)(ii) - Page 3

Section 4.8   Governing Law; Jurisdiction.

(a)   This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the Laws that might be applicable under conflicts of laws principles other than Section 5-1401 of the New York General Obligations Law.

(b)   Buyer and Parent agree that the appropriate, exclusive and convenient forum for any disputes between Buyer and Parent arising out of this Agreement or the matters addressed by this Agreement shall be in any state or federal court in Wilmington, Delaware and each of Buyer and Parent irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. Each of Buyer and Parent further agree that it shall not bring suit with respect to any disputes arising out of this Agreement or the matters addressed by this Agreement in any court or jurisdiction other than the above specified courts; *provided, however,* that the foregoing shall not limit the rights of either Buyer or Parent to obtain execution of judgment in any other jurisdiction. Buyer and Parent further agree, to the extent permitted by Law, that a final and non-appealable judgment against either in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable Law being that of a different jurisdiction, Buyer and Parent agree that all judicial determinations or findings by a state or federal court in Wilmington, Delaware with respect to any matter under this Agreement shall be binding.

(c)   To the extent that either Buyer or Parent hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 4.8(b).

(d)   BUYER AND PARENT AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

Section 4.9   Limitation on Liability. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, PARENT SHALL NOT BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, LOST PROFITS OR LOST BENEFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PERSON'S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT.

[signature page follows]

Exhibit 2.3(b)(ii) - Page 4

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by Parent and Buyer as of the date first above written.

KOCH INDUSTRIES, INC.

By: _____
Name: _____
Title: _____

TGT PIPELINE, LLC

By: _____
Name: _____
Title: _____

Exhibit 2.3(b)(ii) - Page 5

Exhibit 2.3(b)(v)

Form of Parent Guaranty

This PARENT GUARANTY, dated as of _____, 2004 (this "*Guaranty*"), is made by Koch Industries, Inc., a corporation organized under the Laws of Kansas ("*Koch*"), and Entergy Corporation, a corporation organized under the Laws of Delaware ("*Entergy*"; with each of Entergy and Koch being referred to herein individually as "*Guarantor*"), for the benefit of TGT Pipeline, LLC, a limited liability company organized under the Laws of Delaware (the "*Beneficiary*").

RECITALS

WHEREAS, Beneficiary has required, pursuant to Section 2.3(b)(v) of the Purchase and Sale Agreement (as such may be amended from time to time, the "*PSA*"), dated as of November__, 2004, by and between Beneficiary and Entergy-Koch, LP, a Delaware limited partnership ("*Obligor*"), as an inducement to enter into such PSA, that each Guarantor deliver this Guaranty;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, including the covenants of Beneficiary and the benefits received by Obligor under the PSA, the receipt and sufficiency of which are hereby acknowledged, each Guarantor and Beneficiary agree as follows:

ARTICLE I
DEFINITIONS AND CONSTRUCTION

Section 1.1   *Definitions*. All capitalized terms used but not defined herein shall have the meanings set forth for such terms in the PSA.

ARTICLE II
GUARANTY

Section 2.1   *Guaranty*. Subject to Section 2.7 hereof, each Guarantor hereby severally (and not jointly), irrevocably, absolutely, fully and unconditionally guarantees to Beneficiary and its permitted successors and assigns the prompt and complete payment when and as due of 50% of Obligor's payment obligations under Articles VII and IX of the PSA in accordance with, and subject to, the limitations therein (as to each Guarantor, such 50% share of Obligor's payment obligations is hereinafter referred to as the "*Guaranteed Obligations*"), and only to the extent demanded for payment under Section 2.5 hereof.

Section 2.2   *No Release or Discharge*. Subject to the limitations in Section 2.1 hereof, this Guaranty is a primary obligation of each Guarantor and shall be an irrevocable, unconditional, absolute and continuing guaranty, irrespective of:

(a)   any modification, amplification, amendment, supplement, renewal or waiver of the PSA or any of the terms or conditions of the PSA;

Exhibit 2.3(b)(v) - Page 1

(b)   any postponement or extension of the date on which any payment must be made pursuant to the PSA or postponement or extension of the date on which any act must be performed by Obligor thereunder; or

(c)   any other circumstances which might otherwise constitute a legal or equitable discharge or defense of a guarantor, including any termination of or change in corporate existence, structure or ownership of Obligor or each Guarantor, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets;

all without notice to or further assent by each Guarantor, who shall remain bound by this Guaranty, which shall remain in full force and effect until all of the Guaranteed Obligations have been indefeasibly paid, notwithstanding any such event or circumstance or any such act by Beneficiary.

Section 2.3   ***Waiver of Rights***. Subject to the limitations expressly set forth in this Guaranty, each Guarantor understands and agrees that the guaranty contained in Section 2.1 hereof shall be a continuing guaranty, irrespective of any circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor. Each Guarantor hereby expressly waives diligence, presentment, protest and all notices whatsoever (other than the notice contemplated by Section 2.5 hereof) and any requirement that Beneficiary exhaust any right, power or remedy or proceed against Obligor under the PSA or any other agreement or instrument referred to herein or therein. Without limiting each Guarantor's own defenses and rights hereunder, each Guarantor reserves to itself all rights, setoffs, counterclaims and other defenses that Obligor may have to payment of all or any portion of the Guaranteed Obligations except any legal or equitable discharge or defense arising from bankruptcy, insolvency, dissolution or liquidation of Obligor and other defenses expressly waived in this Guaranty.

Section 2.4   ***Postponement of Subrogation***. Each Guarantor shall be subrogated to all rights of Beneficiary against Obligor in respect of any amounts paid by such Guarantor pursuant to this Guaranty; provided, however, that each Guarantor hereby postpones all rights of subrogation, reimbursement, indemnity and recourse (including any statutory rights of subrogation under Section 509 of the Bankruptcy Code, 11 U.S.C. § 509, or otherwise) until such time as the Guaranteed Obligations are indefeasibly paid or otherwise satisfied in full. If (a) a Guarantor makes payment to Beneficiary of all or any part of the Guaranteed Obligations and (b) all of the then outstanding Guaranteed Obligations shall have been indefeasibly paid or otherwise satisfied in full, Beneficiary shall, at such Guarantor's request, execute and deliver to such Guarantor documents to evidence the transfer by subrogation to such Guarantor of any interest in the Guaranteed Obligations resulting from such payment by such Guarantor.

Section 2.5   ***Notice of Default***. Beneficiary will provide written notice in compliance with Section 4.1 hereof to each Guarantor if Obligor defaults in any of its obligations under the PSA and such default may trigger the obligations of each Guarantor under this Guaranty describing in reasonable detail the default thereunder and the payment requested, or the amount of any claims made, by Beneficiary under this Guaranty with respect to such default.

Exhibit 2.3(b)(v) - Page 2

Section 2.6 ***Primary Liability of Guarantor***. Each Guarantor agrees that Beneficiary may enforce this Guaranty without the necessity at any time of resorting to or exhausting any other security or collateral, provided that Beneficiary shall not make a demand from either Guarantor unless making an equivalent demand to the other Guarantor and Beneficiary shall not make a demand from either Guarantor for all or any portion of any payment or performance that has previously been demanded from the other Guarantor. This is a guaranty of payment when and as due and not merely of collection.

Section 2.7 ***Reinstatement***. If any of the Guaranteed Obligations have been paid by either Guarantor but such payment is subsequently required to be forfeited, reclaimed or otherwise repaid pursuant to bankruptcy, insolvency or similar laws, then claims for such amount as was so forfeited, reclaimed or otherwise repaid shall be revived and continue as if such payment or proceeds had not been received by Beneficiary from such Guarantor under this Guaranty.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 ***Representations and Warranties of each Guarantor***. Each Guarantor, severally and not jointly, represents and warrants as follows:

(a)   It is a corporation, duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

(b)   It has all requisite corporate power and authority to execute and deliver this Guaranty and to perform all obligations to be performed by it hereunder. The execution and delivery of this Guaranty and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite corporate action on its part. This Guaranty has been duly and validly executed and delivered by it and this Guaranty constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

(c)   Except as would not reasonably be expected to have a material adverse effect on its ability to enter into and perform its obligations under this Guaranty, the execution and delivery of this Guaranty by it and the performance of its obligations hereunder by it do not and shall not: (i) violate any Law applicable to it or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority or any other Person, (ii) violate any of its Organizational Documents or (iii) breach or conflict with any material Contract to which it is a party or by which it may be bound, result in the termination of any such material Contract, result in the creation of any Lien upon any of its assets or constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien upon any of its assets.

Exhibit 2.3(b)(v) - Page 3

ARTICLE IV
MISCELLANEOUS

Section 4.1   Notices. All notices and other communications between the parties shall be in writing and shall be deemed to have been duly given when (a) delivered in person, (b) five days after posting in the United States mail having been sent registered or certified mail return receipt requested or (c) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

If to a Guarantor, as applicable, at:

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113
Attention: Robert Sloan, General Counsel
Telecopy: (504) 576-4009

Koch Industries, Inc.
4111 E. 37th Street North
Wichita, Kansas 67220
Attention: Tye Darland
Telecopy: (316) 828-3133

If to Beneficiary, at:

TGT Pipeline, LLC
c/o Loews Corporation
667 Madison Avenue
New York, New York 10021
Attn: Corporate Secretary
Telecopy: (212) 935-6801

with a copy to:

Dickstein Shapiro Morin & Oshinsky LLP
2101 L Street N.W.
Washington, D.C. 20037
Attn: Patrick W. Lynch, Esq.
Telecopy: (202) 887-0689

or to such other address or addresses as the parties may from time to time designate in writing.

Section 4.2   Assignment.   Neither Guarantor nor Beneficiary shall assign this Agreement or any part hereof without the prior written consent of the other Party. Notwithstanding the foregoing, Beneficiary shall be entitled to assign the Agreement to one or more of its Affiliates without the consent of either Guarantor, but any such assignment shall not release Beneficiary from its obligations hereunder.

Exhibit 2.3(b)(v) - Page 4

Section 4.3 **Rights of Third Parties**. Nothing expressed or implied in this Guaranty is intended or shall be construed to confer upon or give any Person, other than Beneficiary, any right or remedies under or by reason of this Guaranty.

Section 4.4 **Entire Agreement**. This Guaranty (and with respect to Koch only, together with that certain Parent Tax Indemnity Agreement between Koch and Beneficiary) constitutes the entire agreement between each Guarantor and Beneficiary and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between each Guarantor and Beneficiary or any of their respective Affiliates relating to the matters addressed by this Guaranty. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters addressed by this Guaranty exist between each Guarantor and Beneficiary or any of their respective Affiliates except as expressly set forth in this Guaranty.

Section 4.5 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 4.6 **Amendments**. This Guaranty may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Guarantor and Beneficiary which makes reference to this Guaranty.

Section 4.7 **Severability**. If any provision of this Guaranty is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Guaranty shall remain in full force and effect. Each Guarantor and Beneficiary further agrees that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Guaranty, each Guarantor and Beneficiary shall take any actions necessary to render the remaining provisions of this Guaranty valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Guaranty to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of each Guarantor and Beneficiary to the greatest extent legally permissible.

Section 4.8 **Governing Law; Jurisdiction**.

(a)   This Guaranty shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the Laws that might be applicable under conflicts of laws principles other than Section 5-1401 of the New York General Obligations Law.

(b)   Each Guarantor and Beneficiary agree that the appropriate, exclusive and convenient forum for any disputes between either Guarantor and Beneficiary arising out of this Guaranty or the matters addressed by this Guaranty shall be in any state or federal court in Wilmington, Delaware, and each Guarantor and Beneficiary irrevocably submit to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to

Exhibit 2.3(b)(v) - Page 5

this Guaranty. Each Guarantor and Beneficiary further agree that they shall not bring suit with respect to any disputes arising out of this Guaranty or the matters addressed by this Guaranty in any court or jurisdiction other than the above specified courts; *provided, however,* that the foregoing shall not limit the rights of either Guarantor or Beneficiary to obtain execution of judgment in any other jurisdiction. Each Guarantor and Beneficiary further agree, to the extent permitted by Law, that a final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable Law being that of a different jurisdiction, each Guarantor and Beneficiary agree that all judicial determinations or findings by a state or federal court in Wilmington, Delaware with respect to any matter under this Guaranty shall be binding.

(c)   To the extent that either Guarantor or Beneficiary has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such person hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Guaranty and (ii) submits to the personal jurisdiction of any court described in Section 4.8(b) hereof.

(d)   EACH GUARANTOR AND BENEFICIARY AGREES THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS GUARANTY.

[signature page follows]

Exhibit 2.3(b)(v) - Page 6

IN WITNESS WHEREOF, this Guaranty has been duly executed and delivered by each Guarantor as of the date first above written.

ENTERGY CORPORATION

By: _____
Name: _____
Title: _____

KOCH INDUSTRIES, INC.

By: _____
Name: _____
Title: _____

TGT PIPELINE, LLC

By: _____
Name: _____
Title: _____

Exhibit 2.3(b)(v) - Page 7

Exhibit 2.3(c)(iii)

Form of Release Agreement

This RELEASE AGREEMENT (this "*Release*"), dated as of _____, is executed and delivered by TGT Pipeline, LLC, a limited liability company organized under the Laws of Delaware ("*Buyer*") and each of GS Pipeline Company, LLC, a Delaware limited liability company and Gulf South Pipeline Company, LP, a Delaware limited liability company (collectively, the "*Companies*") for the benefit of the Released Parties (as defined below).

RECITALS

WHEREAS, Buyer and Entergy-Koch LP, a Delaware limited partnership ("*Seller*") have entered into that certain Purchase and Sale Agreement (the "*PSA*"), dated as of November__, 2004, providing for the sale by Seller and purchase by Buyer of the interests of Seller in the Companies;

WHEREAS, Section 2.3(c)(iii) of the PSA requires that Buyer deliver this Release to Seller;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, including the covenants of Buyer and the benefits received by Seller under the PSA, the receipt and sufficiency of which are hereby acknowledged, the parties to this Release agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 **Definitions.** All capitalized terms used but not defined herein shall have the meanings set forth for such terms in the PSA.

ARTICLE II
RELEASE

Section 2.1 **Release of Seller, Entergy, Koch and their Affiliates.** Buyer and each of the Companies hereby release Seller, Entergy and Koch and their respective Affiliates (and their respective officers, directors and employees, acting in their capacity as such) (collectively, the "*Released Parties*") from and against all Losses which may be incurred by Buyer and the Companies as a result of past actions or failures to act, arising out of or relating to the business of the Companies on or prior to the Closing Date, including for any such liability as a former controlling owner, except to the extent such Losses (i) relate to the Released Party's continuing obligations under the Drop-Down Contracts, Shared Contracts, Company Guarantees and other Contracts between any of the Companies, on the one hand, and any of the Released Parties, on the other hand or (ii) are subject to the representations and warranties contained in Articles III and IV of the PSA or the indemnification provisions in Sections 7.3 or 9.2(a) of the PSA or in the Parent Tax Indemnity Agreement.

Exhibit 2.3(c)(iii) - Page 1

ARTICLE III
MISCELLANEOUS

  Section 3.1 Notices. All notices and other communications relating to this Release shall be in writing and shall be deemed to have been duly given when (a) delivered in person, (b) five days after posting in the United States mail having been sent registered or certified mail return receipt requested or (c) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

If to Buyer or either of the Companies, to:

> TGT Pipeline, LLC
> c/o Loews Corporation
> 667 Madison Avenue
> New York, New York 10021
> Attn: Corporate Secretary
> Telecopy: (212) 935-6801
>
> with a copy to:
>
> Dickstein Shapiro Morin & Oshinsky LLP
> 2101 L Street N.W.
> Washington, D.C. 20037
> Attn: Patrick W. Lynch, Esq.
> Telecopy: (202) 887-0689

If to Seller or its Affiliates, to:

> Entergy-Koch, LP
> 20 Greenway Plaza
> Houston, Texas 77046
> Attention: President
> Telecopy No: (713) 544-9381

If to Entergy or its Affiliates, to:

> Entergy Corporation
> 639 Loyola Avenue
> New Orleans, Louisiana 70113
> Attention: Robert Sloan, General Counsel
> Telecopy No: (504) 576-4009

Exhibit 2.3(c)(iii) - Page 2

If to Koch or its Affiliates, to:

>Koch Industries, Inc.
>4111 E. 37th Street North
>Wichita, Kansas 67220
>Attention: Tye Darland
>Telecopy No: (316) 828-3133

or to such other address or addresses as the parties may from time to time designate in writing.

Section 3.2   *Binding Effect.*   This Release shall be binding upon and inure to the benefit of the Released Parties and their respective successors and assigns.

Section 3.3   *No Third Party Beneficiaries.*   Nothing expressed or implied in this Release is intended or shall be construed to confer upon or give any Person, other than the Released Parties, any right or remedies under or by reason of this Release.

Section 3.4   *Counterparts.*   This Release may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 3.5   *Entire Agreement.*   This Release constitutes the entire agreement among the parties and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties or any of their respective Affiliates relating to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist among any of the parties or any of their respective Affiliates except as expressly set forth in this Release.

Section 3.6   *Amendments.*   This Release may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Release and is executed by each party to be bound thereby. All remedies, either under this Release or by Law or otherwise afforded, shall be cumulative and not alternative.

Section 3.7   *Severability.*   If any provision of this Release is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Release shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Release, they shall take any actions necessary to render the remaining provisions of this Release valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Release to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties to the greatest extent legally permissible.

Exhibit 2.3(c)(iii) - Page 3

Section 3.8   Governing Law; Jurisdiction.

(a)   This Release shall be governed and construed in accordance with the Laws of the State of New York, without regard to the Laws that might be applicable under conflicts of laws principles other than Section 5-1401 of the New York General Obligations Law.

(b)   The parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the parties hereto arising out of this Release or the matters addressed by this Release shall be in any state or federal court in Wilmington, Delaware, and each of the parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Release. The parties further agree that the parties shall not bring suit with respect to any disputes arising out of this Release or the subject matter hereof in any court or jurisdiction other than the above specified courts; *provided, however,* that the foregoing shall not limit the rights of the parties to obtain execution of judgment in any other jurisdiction. The parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the parties agree that all judicial determinations or findings by a state or federal court in Wilmington, Delaware with respect to any matter under this Release shall be binding.

(c)   To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Release and (ii) submits to the personal jurisdiction of any court described in Section 3.8(b).

(d)   THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS RELEASE.

[signature page follows]

Exhibit 2.3(c)(iii) - Page 4

IN WITNESS WHEREOF, this Release has been duly executed and delivered as of the date first above written.

BUYER:

TGT PIPELINE, LLC

By: _____
Name: _____
Title: _____

GS PIPELINE COMPANY, LLC:

By: _____
Name: _____
Title: _____

GULF SOUTH PIPELINE COMPANY, LP:

By: _____
Name: _____
Title: _____

Exhibit 2.3(c)(iii) - Page 5